NOTICE TO READER

Please be advised that Hydro One Limited (Hydro One or the Company) is filing Amended Consolidated Financial Statements and Amended Management’s Discussion and Analysis (MD&A) for the period ended December 31, 2018, amending the documents previously filed to reflect the following changes:

1.
The Consolidated Statements of Operations and Comprehensive Income, Consolidated Balance Sheets, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows and the relevant notes to the Consolidated Financial Statements for Income Taxes, Regulatory Assets and Liabilities, Segment Reporting, and Subsequent Events were updated to reflect the impact of the March 7, 2019 decision issued by the Ontario Energy Board (OEB) relating to the Deferred Tax Asset portion of the OEB's decision on Hydro One Networks' 2017 and 2018 transmission revenue requirement, for which the OEB previously granted a Motion to Review and Vary (DTA Decision) as disclosed in the Audited Consolidated Financial Statements Note 32(D) - Subsequent Events (OEB Regulatory Decisions) and Note 12 - Regulatory Assets and Liabilities.

2.
MD&A was updated to reflect the impact of the DTA Decision, including the Consolidated Financial Highlights and Statistics, Overview, Results of Operations, Selected Annual Financial Statistics, Quarterly Results of Operations, Regulation, Non-GAAP Measures, Risk Management and Risk Factors, Summary of Fourth Quarter Results of Operations, Hydro One Holdings Limited - Unaudited Consolidating Summary Financial Information, and Forward-Looking Statements and Information.

The DTA Decision is a Type I subsequent event under United States Generally Accepted Accounting Principles (US GAAP) and as such the Company is required to update the Consolidated Financial Statements and MD&A to reflect the subsequent event in connection with filing its annual reports on Form 40-F with the US Securities and Exchange Commission, so that they contain the current information required at March 25, 2019, the date of approval of the annual report on Form 40-F.

Other than as expressly set forth above, the Amended Consolidated Financial Statements and Amended MD&A do not purport to update or restate the information in the original Consolidated Financial Statements and MD&A or reflect any events that occurred after the date of the filing of the original Consolidated Financial Statements and MD&A other than changes to the sections as expressly set forth above.

The Amended Consolidated Financial Statements and Amended MD&A have been filed electronically at www.sedar.com and at www.sec.gov/edgar.shtml, and also on the Company’s website at www.HydroOne.com/Investors.

HYDRO ONE LIMITED
MANAGEMENT'S REPORT

The Amended Consolidated Financial Statements, Management’s Discussion and Analysis (MD&A) and related financial information have been prepared by the management of Hydro One Limited (Hydro One or the Company). Management is responsible for the integrity, consistency and reliability of all such information presented. The Amended Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles and applicable securities legislation. The MD&A has been prepared in accordance with National Instrument 51-102.
The preparation of the Amended Consolidated Financial Statements and information in the MD&A involves the use of estimates and assumptions based on management’s judgment, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Estimates and assumptions are based on historical experience, current conditions and various other assumptions believed to be reasonable in the circumstances, with critical analysis of the significant accounting policies followed by the Company as described in Note 2 to the Amended Consolidated Financial Statements. The preparation of the Amended Consolidated Financial Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as described in the annual MD&A. Management evaluated the effectiveness of the design and operation of disclosure controls and procedures and internal control over financial reporting based on the framework and criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective at a reasonable level of assurance as of December 31, 2018. As required, the results of that evaluation were reported to the Audit Committee of the Hydro One Board of Directors and the external auditors.
The Amended Consolidated Financial Statements have been audited by KPMG LLP, independent external auditors appointed by the shareholders of the Company. The external auditors’ responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in all material respects in accordance with United States Generally Accepted Accounting Principles. The Independent Auditors’ Report outlines the scope of their examination and their opinion.
The Hydro One Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control over reporting and disclosure. The Audit Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility and to review the Amended Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit Committee, with and without the presence of management, to discuss their audit findings.
On behalf of Hydro One’s management:

Paul Dobson	Christopher Lopez
Acting President and Chief Executive Officer	Acting Chief Financial Officer

1

HYDRO ONE LIMITED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Hydro One Limited

Opinion on the Amended Consolidated Financial Statements
We have audited the accompanying amended consolidated balance sheet of Hydro One Limited (the Company) as of December 31, 2018, the related amended consolidated statements of operations and comprehensive income, changes in equity, and cash flows for the year then ended, and the related amended notes (collectively, the amended consolidated financial statements). In our opinion, the amended consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with US generally accepted accounting principles.
Basis for Opinion
These amended consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these amended consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the amended consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the amended consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the amended consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2008

Toronto, Canada
March 25, 2019

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HYDRO ONE LIMITED
INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Hydro One Limited

We have audited the accompanying consolidated financial statements of Hydro One Limited, which comprise the consolidated balance sheet as at December 31, 2017, the consolidated statements of operations and comprehensive income, changes in equity, and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro One Limited as at December 31, 2017, and its consolidated results of operations and its consolidated cash flows for the year then ended in accordance with US generally accepted accounting principles.
Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 25, 2019

3

HYDRO ONE LIMITED
AMENDED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2018 and 2017

Year ended December 31 (millions of Canadian dollars, except per share amounts)	2018	2017
Revenues
Distribution (includes $280 related party revenues; 2017 - $284) (Note 27)	4,422	4,366
Transmission (includes $1,617 related party revenues; 2017 - $1,523) (Note 27)	1,686	1,578
Other	42	46
	6,150	5,990

Costs
Purchased power (includes $1,648 related party costs; 2017 - $1,594) (Note 27)	2,899	2,875
Operation, maintenance and administration (Note 27)	1,105	1,066
Depreciation, amortization and asset removal costs (Note 5)	837	817
	4,841	4,758

Income before financing charges and income taxes	1,309	1,232
Financing charges (Note 6)	459	439

Income before income taxes	850	793
Income taxes (Note 7)	915	111
Net income (loss)	(65)	682

Other comprehensive income	4	1
Comprehensive income (loss)	(61)	683

Net income (loss) attributable to:
Noncontrolling interest (Note 26)	6	6
Preferred shareholders	18	18
Common shareholders	(89)	658
	(65)	682

Comprehensive income (loss) attributable to:
Noncontrolling interest (Note 26)	6	6
Preferred shareholders	18	18
Common shareholders	(85)	659
	(61)	683

Earnings per common share (Note 24)
Basic	($0.15)	$1.11
Diluted	($0.15)	$1.10

Dividends per common share declared (Note 23)	$0.91	$0.87

See accompanying notes to Amended Consolidated Financial Statements.

4

HYDRO ONE LIMITED
AMENDED CONSOLIDATED BALANCE SHEETS
At December 31, 2018 and 2017

December 31 (millions of Canadian dollars)	2018	2017
Assets
Current assets:
Cash and cash equivalents	483	25
Accounts receivable (Note 8)	628	636
Due from related parties (Note 27)	255	253
Other current assets (Note 9)	125	105
	1,491	1,019

Property, plant and equipment (Note 10)	20,687	19,947
Other long-term assets:
Regulatory assets (Note 12)	1,721	3,049
Deferred income tax assets (Note 7)	1,018	987
Intangible assets (Note 11)	410	369
Goodwill	325	325
Other assets	5	5
	3,479	4,735
Total assets	25,657	25,701

Liabilities
Current liabilities:
Short-term notes payable (Note 15)	1,252	926
Long-term debt payable within one year (Notes 15, 17)	731	752
Accounts payable and other current liabilities (Note 13)	956	905
Due to related parties (Note 27)	89	157
	3,028	2,740

Long-term liabilities:
Long-term debt (includes $845 measured at fair value; 2017 – $541) (Notes 15, 17)	9,978	9,315
Convertible debentures (Notes 16, 17)	489	487
Regulatory liabilities (Note 12)	326	128
Deferred income tax liabilities (Note 7)	58	71
Other long-term liabilities (Note 14)	2,135	2,707
	12,986	12,708
Total liabilities	16,014	15,448

Contingencies and Commitments (Notes 29, 30)
Subsequent Events (Notes 4, 12, 16, 17, 32)

Noncontrolling interest subject to redemption (Note 26)	21	22

Equity
Common shares (Note 22)	5,643	5,631
Preferred shares (Note 22)	418	418
Additional paid-in capital (Note 25)	56	49
Retained earnings	3,459	4,090
Accumulated other comprehensive loss	(3)	(7)
Hydro One shareholders’ equity	9,573	10,181

Noncontrolling interest (Note 26)	49	50
Total equity	9,622	10,231
	25,657	25,701

See accompanying notes to Amended Consolidated Financial Statements.

On behalf of the Board of Directors:

Tom Woods	William Sheffield
Chair	Chair, Audit Committee

5

HYDRO ONE LIMITED
AMENDED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2018 and 2017

Year ended December 31, 2018 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholders’ Equity	Non-controlling Interest (Note 26)	Total Equity
January 1, 2018	5,631	418	49	4,090	(7)	10,181	50	10,231
Net income (loss)	—	—	—	(71)	—	(71)	4	(67)
Other comprehensive income	—	—	—	—	4	4	—	4
Distributions to noncontrolling interest	—	—	—	—	—	—	(5)	(5)
Dividends on preferred shares	—	—	—	(18)	—	(18)	—	(18)
Dividends on common shares	—	—	—	(542)	—	(542)	—	(542)
Common shares issued	12	—	(12)	—	—	—	—	—
Stock-based compensation (Note 25)	—	—	19	—	—	19	—	19
December 31, 2018	5,643	418	56	3,459	(3)	9,573	49	9,622

Year ended December 31, 2017 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholders’ Equity	Non-controlling Interest (Note 26)	Total Equity
January 1, 2017	5,623	418	34	3,950	(8)	10,017	50	10,067
Net income	—	—	—	676	—	676	4	680
Other comprehensive income	—	—	—	—	1	1	—	1
Distributions to noncontrolling interest	—	—	—	—	—	—	(4)	(4)
Dividends on preferred shares	—	—	—	(18)	—	(18)	—	(18)
Dividends on common shares	—	—	—	(518)	—	(518)	—	(518)
Common shares issued	8	—	(8)	—	—	—	—	—
Stock-based compensation (Note 25)	—	—	23	—	—	23	—	23
December 31, 2017	5,631	418	49	4,090	(7)	10,181	50	10,231

See accompanying notes to Amended Consolidated Financial Statements.

6

HYDRO ONE LIMITED
AMENDED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018 and 2017

Year ended December 31 (millions of Canadian dollars)	2018	2017
Operating activities
Net income (loss)	(65)	682
Environmental expenditures	(22)	(24)
Adjustments for non-cash items:
Depreciation and amortization (Note 5)	747	727
Regulatory assets and liabilities	35	112
Deferred income taxes	890	85
Unrealized loss (gain) on foreign exchange contract	(25)	3
Other	38	18
Changes in non-cash balances related to operations (Note 28)	(23)	113
Net cash from operating activities	1,575	1,716

Financing activities
Long-term debt issued	1,400	—
Long-term debt repaid	(753)	(602)
Short-term notes issued	4,242	3,795
Short-term notes repaid	(3,916)	(3,338)
Convertible debentures issued (Note 16)	—	513
Dividends paid	(560)	(536)
Distributions paid to noncontrolling interest	(8)	(6)
Other (Note 16)	(6)	(27)
Net cash from (used in) financing activities	399	(201)

Investing activities
Capital expenditures (Note 28)
Property, plant and equipment	(1,418)	(1,467)
Intangible assets	(120)	(80)
Capital contributions received (Note 28)	7	9
Other	15	(2)
Net cash used in investing activities	(1,516)	(1,540)

Net change in cash and cash equivalents	458	(25)
Cash and cash equivalents, beginning of year	25	50
Cash and cash equivalents, end of year	483	25

See accompanying notes to Amended Consolidated Financial Statements.

7

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017

1.    DESCRIPTION OF THE BUSINESS
Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). The acquisition of Hydro One Inc. by Hydro One was accounted for as a common control transaction and Hydro One is a continuation of business operations of Hydro One Inc. At December 31, 2018, the Province held approximately 47.4% (2017 - 47.4%) of the common shares of Hydro One.
The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Rate Setting
The Company's transmission business consists of the transmission system operated by Hydro One Inc.’s subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON) in respect of the Bruce-to-Milton transmission line. Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities).
Ontario Energy Board (OEB) March 7, 2019 Decisions and Amended Consolidated Financial Statements
Subsequent to year end, on March 7, 2019, the OEB issued a decision on its reconsideration of its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements dated September 28, 2017 (Original Decision) with respect to the rate-setting treatment of the benefits of the deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act (Ontario) to tax payments under the federal and provincial tax regime which occurred when Hydro One Limited became a public company listed on the Toronto Stock Exchange.
The March 7, 2019 OEB decision has been determined to be a Type I subsequent event under United States (US) Generally Accepted Accounting Principles (GAAP) and as such the Company is required to update the consolidated financial statements previously issued on February 20, 2019, to reflect the subsequent event in connection with filing its annual report on Form 40-F with the US Securities and Exchange Commission, so that they reflect events to the date of approval of the Form 40-F. As a result, the financial impact of this OEB decision has been reflected in these amended consolidated financial statements, as more fully discussed in Note 12 - Regulatory Assets and Liabilities.
Transmission
In December 2017, the OEB approved Hydro One Networks' 2018 rates revenue requirement of $1,511 million. See Note 12 - Regulatory Assets and Liabilities for additional information.
In December 2015, the OEB approved B2M LP’s 2015-2019 rates revenue requirements of $39 million, $36 million, $37 million, $38 million and $37 million for the respective years. On May 10, 2018, the OEB issued its decision and rate order on B2M LP’s 2018 transmission application reflecting revenue requirement of $36 million, effective January 1, 2018.
HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB Mergers Acquisitions Amalgamations and Divestitures (MAAD) decision dated October 13, 2016. In September 2017, the OEB issued its decision and Order on HOSSM's 2017 transmission rate application, denying the requested revenue requirement. HOSSM's 2016 approved revenue requirement of $41 million remained in effect for 2017 and 2018.
Distribution
In March 2017, Hydro One Networks filed an application with the OEB for 2018-2022 distribution rates. The requested revenue requirements, updated in June 2018, are $1,514 million for 2018, $1,561 million for 2019, $1,607 million for 2020, $1,681 million for 2021, and $1,722 million for 2022. The OEB decision was received on March 7, 2019. See Note 32(D) - Subsequent Events - OEB Regulatory Decisions.
On November 17, 2017, Hydro One filed with the OEB a request for 2018 interim rates based on 2017 OEB-approved rates, adjusted for an updated load forecast. On December 1, 2017, the OEB denied this request and set interim 2018 rates based on 2017 OEB- approved rates with no adjustments.
On August 28, 2017, Hydro One Remote Communities filed an application with the OEB seeking approval of its 2018 revenue requirement of $57 million and electricity rates effective May 1, 2018. On March 19, 2018, the OEB approved the settlement agreement related to the 2018 rates application reached by Hydro One Remote Communities and the intervenors in the rate proceeding. On March 26, 2018, a draft rate order was filed with the OEB for 2018 rates. The OEB approved the draft rate order on April 12, 2018, and the new rates were implemented effective May 1, 2018.

8

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation
These Amended Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with US GAAP and in Canadian dollars.
Use of Management Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time the assumptions are made, with any adjustments being recognized in results of operations in the period they arise. Significant estimates relate to regulatory assets and regulatory liabilities, environmental liabilities, pension benefits, post-retirement and post-employment benefits, asset retirement obligations, goodwill and asset impairments, contingencies, unbilled revenues, and deferred income tax assets and liabilities. Actual results may differ significantly from these estimates.
Regulatory Accounting
The OEB has the general power to include or exclude revenues, costs, gains or losses in the rates of a specific period, resulting in a change in the timing of accounting recognition from that which would have been applied in an unregulated company. Such change in timing involves the application of rate-regulated accounting, giving rise to the recognition of regulatory assets and liabilities. The Company’s regulatory assets represent amounts receivable from future customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company has recorded regulatory liabilities that generally represent amounts that are refundable to future customers. The Company continually assesses the likelihood of recovery of each of its regulatory assets and continues to believe that it is probable that the OEB will include its regulatory assets and liabilities in setting future rates. If, at some future date, the Company judges that it is no longer probable that the OEB will include a regulatory asset or liability in setting future rates, the appropriate carrying amount would be reflected in results of operations prospectively from the date the Company’s assessment is made, unless the change meets the requirements for a Type I subsequent event.
Cash and Cash Equivalents
Cash and cash equivalents include cash and short-term investments with an original maturity of three months or less.
Revenue Recognition
The Company adopted Accounting Standard Codification (ASC) 606 - Revenue from Contracts with Customers on January 1, 2018 using the retrospective method, without the election of any practical expedients. There was no material impact to the Company's revenue recognition policy as a result of adopting ASC 606, and no adjustments were made to prior period reported financial statements amounts.
Nature of Revenues
Transmission revenues predominantly consist of transmission tariffs, which are collected through OEB-approved Uniform Transmission Rates (UTR) and the monthly peak demand for electricity across Hydro One's high-voltage network. OEB-approved UTR is based on an approved revenue requirement that includes a rate of return. The transmission tariffs are designed to recover revenues necessary to support the Company's transmission system with sufficient capacity to accommodate the maximum expected demand which is influenced by weather and economic conditions. Transmission revenues are recognized as electricity is transmitted and delivered to customers.
Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.
Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered. Revenues are recorded net of indirect taxes.
Accounts Receivable and Allowance for Doubtful Accounts
Billed accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Unbilled accounts receivable are recorded at their estimated value. Overdue amounts related to regulated billings bear interest at OEB-approved rates. The allowance for doubtful accounts reflects the Company’s best estimate of losses on billed accounts receivable balances. The Company

9

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

estimates the allowance for doubtful accounts on billed accounts receivable by applying internally developed loss rates to the outstanding receivable balances by aging category. Loss rates applied to the billed accounts receivable balances are based on historical overdue balances, customer payments and write-offs. Accounts receivable are written-off against the allowance when they are deemed uncollectible. The allowance for doubtful accounts is affected by changes in volume, prices and economic conditions.
Noncontrolling interest
Noncontrolling interest represents the portion of equity ownership in subsidiaries that is not attributable to shareholders of Hydro One. Noncontrolling interest is initially recorded at fair value and subsequently the amount is adjusted for the proportionate share of net income and other comprehensive income (OCI) attributable to the noncontrolling interest and any dividends or distributions paid to the noncontrolling interest.
If a transaction results in the acquisition of all, or part, of a noncontrolling interest in a subsidiary, the acquisition of the noncontrolling interest is accounted for as an equity transaction. No gain or loss is recognized in consolidated net income or comprehensive income as a result of changes in the noncontrolling interest, unless a change results in the loss of control by the Company.
Income Taxes
Current and deferred income taxes are computed based on the tax rates and tax laws enacted as at the balance sheet date. Tax benefits associated with income tax positions are recorded only when the more-likely-than-not recognition threshold is satisfied and are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant management judgment is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management re-evaluates tax positions each period using new information about recognition or measurement as it becomes available.
Deferred Income Taxes
Deferred income taxes are provided for using the liability method. Under this method, deferred income tax assets and liabilities are recognized on all temporary differences between the tax bases and carrying amounts of assets and liabilities, including the carry forward unused tax credits and tax losses to the extent that it is more-likely-than-not that these deductions, credits, and losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the tax rates and tax laws that have been enacted as at the balance sheet date. Deferred income taxes that are not included in the rate-setting process are charged or credited to the Consolidated Statements of Operations and Comprehensive Income.
Management reassesses the deferred income tax assets at each balance sheet date and reduces the amount to the extent that it is more-likely-than-not that the deferred income tax asset will not be realized. Previously unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become more-likely-than-not that the tax benefit will be realized.
As approved by the regulator, the Company’s Canadian subsidiaries recover income tax expense in customer rates based on income taxes that are currently payable, except for certain regulatory balances for which deferred income tax expense is recovered from, or refunded to, customers in current rates, as prescribed by the regulator. The Company records regulatory assets and liabilities associated with deferred income tax assets and liabilities that will be included in the rate-setting process.
Investment tax credits are recorded as a reduction of the related expenses or income tax expense in the current or future period to the extent it is more likely than not that the credits can be utilized.
Materials and Supplies
Materials and supplies represent consumables, small spare parts and construction materials held for internal construction and maintenance of property, plant and equipment. These assets are carried at average cost less any impairments recorded.
Property, Plant and Equipment
Property, plant and equipment is recorded at original cost, net of customer contributions, and any accumulated impairment losses. The cost of additions, including betterments and replacement asset components, is included on the Consolidated Balance Sheets as property, plant and equipment.
The original cost of property, plant and equipment includes direct materials, direct labour (including employee benefits), contracted services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are related to the capital project or program. Indirect overheads include a portion of corporate costs such as finance, treasury, human resources, information technology and executive costs. Overhead costs, including corporate functions and field services costs, are capitalized on a fully allocated basis, consistent with an OEB-approved methodology.
Property, plant and equipment in service consists of transmission, distribution, communication, administration and service assets and land easements. Property, plant and equipment also includes future use assets, such as land, major components and spare

10

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

parts, and capitalized project development costs associated with deferred capital projects.
Transmission
Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, including transformers, circuit breakers and switches.
Distribution
Distribution assets include assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems.
Communication
Communication assets include fibre optic and microwave radio systems, optical ground wire, towers, telephone equipment and associated buildings.
Administration and Service
Administration and service assets include administrative buildings, personal computers, transport and work equipment, tools and other minor assets.
Easements
Easements include statutory rights of use for transmission corridors and abutting lands granted under the Reliable Energy and Consumer Protection Act, 2002, as well as other land access rights.
Intangible Assets
Intangible assets separately acquired or internally developed are measured on initial recognition at cost, which comprises purchased software, direct labour (including employee benefits), consulting, engineering, overheads and attributable capitalized financing charges. Following initial recognition, intangible assets are carried at cost, net of any accumulated amortization and accumulated impairment losses. The Company’s intangible assets primarily represent major computer applications.
Capitalized Financing Costs
Capitalized financing costs represent interest costs attributable to the construction of property, plant and equipment or development of intangible assets. The financing cost of attributable borrowed funds is capitalized as part of the acquisition cost of such assets. The capitalized financing costs are a reduction of financing charges recognized in the Consolidated Statements of Operations and Comprehensive Income. Capitalized financing costs are calculated using the Company’s weighted average effective cost of debt.
Construction and Development in Progress
Construction and development in progress consists of the capitalized cost of constructed assets that are not yet complete and which have not yet been placed in service.

11

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

Depreciation and Amortization
The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight-line basis based on the estimated remaining service life of each asset category, except for transport and work equipment, which is depreciated on a declining balance basis.
The Company periodically initiates an external independent review of its property, plant and equipment and intangible asset depreciation and amortization rates, as required by the OEB. Any changes arising from OEB approval of such a review are implemented on a remaining service life basis, consistent with their inclusion in electricity rates. The most recent reviews resulted in changes to rates effective January 1, 2015 and January 1, 2017 for Hydro One Networks’ distribution and transmission businesses, respectively. A summary of average service lives and depreciation and amortization rates for the various classes of assets is included below:

	Average	Rate
	Service Life	Range	Average
Property, plant and equipment:
Transmission	55 years	1% - 3%	2%
Distribution	46 years	1% - 7%	2%
Communication	16 years	1% - 15%	6%
Administration and service	20 years	1% - 20%	6%
Intangible assets	10 years	10%	10%
In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense.
Acquisitions and Goodwill
The Company accounts for business acquisitions using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are primarily measured at their estimated fair value at the date of acquisition. Costs associated with pending acquisitions are expensed as incurred. Goodwill represents the cost of acquired companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base.
Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair value-based test. The first step compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the carrying amount of the applicable reporting unit exceeds its fair value, a second step is performed. The second step requires an allocation of fair value to the individual assets and liabilities using purchase price allocation in order to determine the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations.
Based on assessment performed as at September 30, 2018, the Company has concluded that goodwill was not impaired at December 31, 2018.
Long-Lived Asset Impairment
When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, the Company evaluates whether impairment may exist by estimating future estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset’s carrying value is adjusted to its estimated fair value.
Within its regulated business, the carrying costs of most of Hydro One’s long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable.
Hydro One regularly monitors the assets of its unregulated Hydro One Telecom subsidiary for indications of impairment. Management assesses the fair value of such long-lived assets using commonly accepted techniques. Techniques used to determine fair value

12

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

include, but are not limited to, the use of recent third-party comparable sales for reference and internally developed discounted cash flow analysis. Significant changes in market conditions, changes to the condition of an asset, or a change in management’s intent to utilize the asset are generally viewed by management as triggering events to reassess the cash flows related to these long-lived assets. As at December 31, 2018 and 2017, no asset impairment had been recorded for assets within either the Company’s regulated or unregulated businesses.
Costs of Arranging Debt Financing
For financial liabilities classified as other than held-for-trading and for convertible debentures, the Company defers the external transaction costs related to obtaining financing and presents such amounts net of related debt or convertible debentures on the Consolidated Balance Sheets. Deferred issuance costs are amortized over the contractual life of the related debt or convertible debentures on an effective-interest basis and the amortization is included within financing charges in the Consolidated Statements of Operations and Comprehensive Income. Transaction costs for items classified as held-for-trading are expensed immediately.
Comprehensive Income
Comprehensive income is comprised of net income and OCI. Hydro One presents net income and OCI in a single continuous Consolidated Statement of Operations and Comprehensive Income.
Financial Assets and Liabilities
All financial assets and liabilities are classified into one of the following five categories: held-to-maturity; loans and receivables; held-for-trading; other liabilities; or available-for-sale. Financial assets and liabilities classified as held-for-trading are measured at fair value. All other financial assets and liabilities are measured at amortized cost, except accounts receivable and amounts due from related parties, which are measured at the lower of cost or fair value. Accounts receivable and amounts due from related parties are classified as loans and receivables. The Company considers the carrying amounts of accounts receivable and amounts due from related parties to be reasonable estimates of fair value because of the short time to maturity of these instruments. Provisions for impaired accounts receivable are recognized as adjustments to the allowance for doubtful accounts and are recognized when there is objective evidence that the Company will not be able to collect amounts according to the original terms. All financial instrument transactions are recorded at trade date.
Derivative instruments are measured at fair value. Gains and losses from fair valuation are included within financing charges in the period in which they arise. The Company determines the classification of its financial assets and liabilities at the date of initial recognition. The Company designates certain of its financial assets and liabilities to be held at fair value, when it is consistent with the Company’s risk management policy disclosed in Note 17 - Fair Value of Financial Instruments and Risk Management.
Derivative Instruments and Hedge Accounting
The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses various instruments to hedge these risks. Certain of these derivative instruments qualify for hedge accounting and are designated as accounting hedges, while others either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undesignated contracts) as they are part of economic hedging relationships.
The accounting guidance for derivative instruments requires the recognition of all derivative instruments not identified as meeting the normal purchase and sale exemption as either assets or liabilities recorded at fair value on the Consolidated Balance Sheets. For derivative instruments that qualify for hedge accounting, the Company may elect to designate such derivative instruments as either cash flow hedges or fair value hedges. The Company offsets fair value amounts recognized on its Consolidated Balance Sheets related to derivative instruments executed with the same counterparty under the same master netting agreement.
For derivative instruments that qualify for hedge accounting and which are designated as cash flow hedges, the effective portion of any gain or loss, net of tax, is reported as a component of accumulated OCI (AOCI) and is reclassified to results of operations in the same period or periods during which the hedged transaction affects results of operations. Any gains or losses on the derivative instrument that represent either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in results of operations. For fair value hedges, changes in fair value of both the derivative instrument and the underlying hedged exposure are recognized in the Consolidated Statements of Operations and Comprehensive Income in the current period. The gain or loss on the derivative instrument is included in the same line item as the offsetting gain or loss on the hedged item in the Consolidated Statements of Operations and Comprehensive Income. The changes in fair value of the undesignated derivative instruments are reflected in results of operations.
Embedded derivative instruments are separated from their host contracts and are carried at fair value on the Consolidated Balance Sheets when: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not measured at fair value, with changes in fair value recognized in results of operations each period; and (c) the embedded derivative itself meets the definition of a derivative. The Company does not engage in derivative trading or speculative activities and had no embedded derivatives that required bifurcation at December 31, 2018 or 2017.
Hydro One periodically develops hedging strategies taking into account risk management objectives. At the inception of a hedging relationship where the Company has elected to apply hedge accounting, Hydro One formally documents the relationship between

13

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

the hedged item and the hedging instrument, the related risk management objective, the nature of the specific risk exposure being hedged, and the method for assessing the effectiveness of the hedging relationship. The Company also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are effective in offsetting changes in fair values or cash flows of the hedged items.
Employee Future Benefits
Employee future benefits provided by Hydro One include pension, post-retirement and post-employment benefits. The costs of the Company’s pension, post-retirement and post-employment benefit plans are recorded over the periods during which employees render service.
The Company recognizes the funded status of its defined benefit pension, post-retirement and post-employment plans on its Consolidated Balance Sheets and subsequently recognizes the changes in funded status at the end of each reporting year. Defined benefit pension, post-retirement and post-employment plans are considered to be underfunded when the projected benefit obligation (PBO) exceeds the fair value of the plan assets. Liabilities are recognized on the Consolidated Balance Sheets for any net underfunded PBO. The net underfunded PBO may be disclosed as a current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets. If the fair value of plan assets exceeds the PBO of the plan, an asset is recognized equal to the net overfunded PBO. The post-retirement and post-employment benefit plans are unfunded because there are no related plan assets.
Hydro One recognizes its contributions to the defined contribution pension plan (DC Plan) as pension expense, with a portion being capitalized as part of labour costs included in capital expenditures. The expensed amount is included in operation, maintenance and administration (OM&A) costs in the Consolidated Statements of Operations and Comprehensive Income.
Defined Benefit Pension
Defined benefit pension costs are recorded on an accrual basis for financial reporting purposes. Pension costs are actuarially determined using the projected benefit method prorated on service and are based on assumptions that reflect management’s best estimate of the effect of future events, including future compensation increases. Past service costs from plan amendments and all actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service period of active employees in the plan, and over the estimated remaining life expectancy of inactive employees in the plan. Pension plan assets, consisting primarily of listed equity securities as well as corporate and government debt securities, are fair valued at the end of each year. Hydro One records a regulatory asset equal to the net underfunded PBO for its pension plan. Defined benefit pension costs are attributed to labour costs and a portion directly related to acquisition and development of capital assets not exceeding the service cost component of accrual basis defined benefit pension costs is capitalized as part of the cost of property, plant and equipment and intangible assets. The remaining defined benefit pension costs are charged to results of operations (OM&A costs).
Post-retirement and Post-employment Benefits
Post-retirement and post-employment benefits are recorded and included in rates on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates. Past service costs from plan amendments are amortized to results of operations based on the expected average remaining service period.
For post-retirement benefits, all actuarial gains or losses are deferred using the “corridor” approach. The amount calculated above the “corridor” is amortized to results of operations on a straight-line basis over the expected average remaining service life of active employees in the plan and over the remaining life expectancy of inactive employees in the plan. The post-retirement benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.
For post-employment obligations, the associated regulatory liabilities representing actuarial gains on transition to US GAAP are amortized to results of operations based on the “corridor” approach. The actuarial gains and losses on post-employment obligations that are incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.
All post-retirement and post-employment benefit costs are attributed to labour costs and are either charged to results of operations (OM&A costs) or capitalized as part of the cost of property, plant and equipment and intangible assets for service cost component and to regulatory assets for all other components of the benefit costs, consistent with their inclusion in OEB-approved rates.
Stock-Based Compensation
Share Grant Plans
Hydro One measures share grant plans based on fair value of share grants as estimated based on the grant date common share price. The costs are recognized in the financial statements using the graded-vesting attribution method for share grant plans that have both a performance condition and a service condition. The Company records a regulatory asset equal to the accrued costs

14

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

of share grant plans recognized in each period. Costs are transferred from the regulatory asset to labour costs at the time the share grants vest and are issued, and are recovered in rates. Forfeitures are recognized as they occur.
Deferred Share Unit (DSU) Plans
The Company records the liabilities associated with its Directors’ and Management DSU Plans at fair value at each reporting date until settlement, recognizing compensation expense over the vesting period on a straight-line basis. The fair value of the DSU liability is based on the Company’s common share closing price at the end of each reporting period.
Long-term Incentive Plan (LTIP)
The Company measures the awards issued under its LTIP, at fair value based on the grant date common share price. The related compensation expense is recognized over the vesting period on a straight-line basis. Forfeitures are recognized as they occur.
Loss Contingencies
Hydro One is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its Consolidated Financial Statements, management makes judgments regarding the future outcome of contingent events and records a loss for a contingency based on its best estimate when it is determined that such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a regulatory asset is also recorded. When a range estimate for the probable loss exists and no amount within the range is a better estimate than any other amount, the Company records a loss at the minimum amount within the range.
Management regularly reviews current information available to determine whether recorded provisions should be adjusted and whether new provisions are required. Estimating probable losses may require analysis of multiple forecasts and scenarios that often depend on judgments about potential actions by third parties, such as federal, provincial and local courts or regulators. Contingent liabilities are often resolved over long periods of time. Amounts recorded in the Consolidated Financial Statements may differ from the actual outcome once the contingency is resolved. Such differences could have a material impact on future results of operations, financial position and cash flows of the Company.
Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred.
Environmental Liabilities
Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. Hydro One records a liability for the estimated future expenditures associated with contaminated land assessment and remediation (LAR) and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment, based on the present value of these estimated future expenditures. The Company determines the present value with a discount rate that produces an amount at which the environmental liabilities could be settled in an arm’s length transaction with a third party. As the Company anticipates that the future expenditures will continue to be recoverable in future rates, an offsetting regulatory asset has been recorded to reflect the future recovery of these environmental expenditures from customers. Hydro One reviews its estimates of future environmental expenditures annually, or more frequently if there are indications that circumstances have changed.
Asset Retirement Obligations
Asset retirement obligations are recorded for legal obligations associated with the future removal and disposal of long-lived assets. Such obligations may result from the acquisition, construction, development and/or normal use of the asset. Conditional asset retirement obligations are recorded when there is a legal obligation to perform a future asset retirement activity but where the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In such a case, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. This uncertainty is incorporated in the fair value measurement of the obligation.
When recording an asset retirement obligation, the present value of the estimated future expenditures required to complete the asset retirement activity is recorded in the period in which the obligation is incurred, if a reasonable estimate can be made. In general, the present value of the estimated future expenditures is added to the carrying amount of the associated asset and the resulting asset retirement cost is depreciated over the estimated useful life of the asset. The present value is     determined with a discount rate that equates to the Company’s credit-adjusted risk-free rate. Where an asset is no longer in service when an asset retirement obligation is recorded, the asset retirement cost is recorded in results of operations.
Some of the Company’s transmission and distribution assets, particularly those located on unowned easements and rights-of-way, may have asset retirement obligations, conditional or otherwise. The majority of the Company’s easements and rights-of-way are either of perpetual duration or are automatically renewed annually. Land rights with finite terms are generally subject to extension or renewal. As the Company expects to use the majority of its facilities in perpetuity, no asset retirement obligations have been

15

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

recorded for these assets. If, at some future date, a particular facility is shown not to meet the perpetuity assumption, it will be reviewed to determine whether an estimable asset retirement obligation exists. In such a case, an asset retirement obligation would be recorded at that time.
The Company’s asset retirement obligations recorded to date relate to estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities.
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC 606	May 2014 – November 2017
ASC 606 Revenue from Contracts with Customers replaced ASC 605 Revenue Recognition. ASC 606 provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.
January 1, 2018
On January 1, 2018, Hydro One adopted ASC 606 using the retrospective method, without the election of any practical expedients. Upon adoption, there was no material impact to the Company's revenue recognition policy and no adjustments were made to prior period reported financial statements amounts. The Company has included the disclosure requirements of ASC 606 for annual and interim periods in the year of adoption.

ASU 2017-07	March 2017
Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company’s employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.
January 1, 2018
Hydro One applied for a regulatory asset to maintain the capitalization of post-employment benefit related costs and as such, there is no material impact upon adoption. See Note 2 - Significant Accounting Policies and Note 12 - Regulatory Assets and Liabilities.

16

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-02 2018-01 2018-10 2018-11 2018-20	February 2016 – December 2018
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet. ASU 2018-01 permits an entity to elect an optional practical expedient to not evaluate under ASC 842 land easements that exist or expired before the entity's adoption of ASC 842 and that were not previously accounted for as leases under ASC 840. ASU 2018-10 amends narrow aspects of ASC 842. ASU 2018-11 provides entities with an additional and option transition method in adopting ASC 842. ASU 2018-11 also permits lessors to elect an optional practical expedient to not separate non-lease components from the associated lease component by underlying asset classes. ASU 2018-20 provides relief to lessors that have lease contracts that either require lessees to pay lessor costs directly to a third party or require lessees to reimburse lessors for costs paid by lessors directly to third parties.
January 1, 2019
Hydro One reviewed its existing leases and other contracts that are within the scope of ASC 842. Apart from the existing leases, no other contracts contained lease arrangements. Upon adoption in the first quarter of 2019, the Company will utilize the modified retrospective transition approach using the effective date of January 1, 2019 as its date of initial application. As a result, comparatives will not be updated. The Company will elect the package of practical expedients and the land easement practical expedient upon adoption. The impact to Hydro One's financial statements will be the recognition of approximately $27 million Right-of-Use (ROU) assets and corresponding lease obligations on the Consolidated Balance Sheet. The ROU assets and lease obligations represent the present value of the Company’s remaining minimum lease payments for leases with terms greater than 12 months. Discount rates used in calculating the ROU assets and lease obligations correspond to the Company’s incremental borrowing rate.

2018-07	June 2018
Expansion in the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees.
			January 1, 2019	No impact upon adoption
2018-13	August 2018	Disclosure requirements on fair value measurements in ASC 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	Under assessment
2018-14	August 2018
Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.
			January 1, 2021	Under assessment
2018-15	August 2018
The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement is not affected by the amendment.
			January 1, 2020	Under assessment
4.    BUSINESS COMBINATIONS
Avista Corporation Purchase Agreement
In July 2017, Hydro One reached an agreement to acquire Avista Corporation (Merger) for approximately $6.7 billion in an all-cash transaction. Avista Corporation is an investor-owned utility providing electric generation, transmission, and distribution services. It is headquartered in Spokane, Washington, with service areas in Washington, Idaho, Oregon, Montana and Alaska. The closing of the Merger was subject to receipt of certain regulatory and government approvals, and the satisfaction of customary closing conditions.
The costs related to the acquisition totalling $69 million (2017 - $42 million) have been expensed through the consolidated statements of operations. These costs, net of unrealized gains on the foreign exchange contract of $25 million in the year ended December 31, 2018 and a loss of $3 million in the year ended December 31, 2017, resulted in net costs of $44 million and $45 million, respectively being included in earnings.
On December 5, 2018, the Washington Utilities and Transportation Commission (Washington UTC) issued an order denying the Merger. On December 17, 2018, Hydro One filed a petition requesting the Washington UTC to reconsider its December 5, 2018 order denying the Merger. On January 3, 2018, the Idaho Public Utilities Commission denied Hydro One's application to acquire Avista Corporation. On January 8, 2019, the Washington UTC issued a notice of denial of Hydro One's petition for reconsideration

17

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

of Washington UTC's December 5, 2018 order denying the Merger. On January 14, 2019, the Oregon Public Utility Commission issued a notice of abeyance until Hydro One and Avista Corporation have sought a reversal of the two denial decisions.
On January 23, 2019, Hydro One and Avista Corporation announced that the companies have mutually agreed to terminate the Merger agreement. As a result of the termination of the Merger agreement, on January 24, 2019, Hydro One paid a US$103 million termination fee to Avista Corporation as required by the Merger agreement. On January 24, 2019, the Company cancelled the $1.0 billion non-revolving equity bridge credit facility and on January 25, 2019, Hydro One terminated the US$2.6 billion non-revolving debt bridge credit facility (Acquisition Credit Facilities). No amounts have been drawn on the Acquisition Credit Facilities. On February 1, 2019, Hydro One entered into a credit agreement for a $170 million unsecured demand operating credit facility (Demand Facility) for the purpose of funding the payment of the termination fee and other Merger related costs. On February 8, 2019, Hydro One redeemed the convertible debentures and paid the holders of the Instalment Receipts $513 million ($333 per $1,000 principal amount) plus accrued and unpaid interest of $7 million. The redemption of the convertible debentures was paid with cash on hand. As a result of the termination of the Merger agreement, no payment is due or receivable by Hydro One on the foreign exchange contract.
The following amounts related to the termination of the Merger agreement will be recorded by the Company in its 2019 first quarter financial statements:

•	$138 million OM&A costs for payment of the US$103 million termination fee;

•	$22 million financing charges, due to revaluation of the foreign-exchange contract to $nil and reversal of previously recorded gains;

•	repayment of $513 million convertible debentures and related interest of $7 million; and

•	$24 million financing charges, due to derecognition of the deferred financing costs related to convertible debentures.
See Note 16 - Convertible Debentures and Note 17 - Fair Value of Financial Instruments and Risk Management for details of the convertible debentures and the foreign exchange contract, respectively.
Orillia Power Purchase Agreement
In August 2016, the Company reached an agreement to acquire Orillia Power Distribution Corporation (Orillia Power), an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments and regulatory approval by the OEB. In September 2016, Hydro One filed an application with the OEB to acquire Orillia Power, which was denied by the OEB on April 12, 2018. On September 26, 2018, Hydro One filed a new application with the OEB for approval to acquire Orillia Power.
Peterborough Distribution Purchase Agreement
On July 31, 2018, Hydro One reached an agreement to acquire the business and distribution assets of Peterborough Distribution Inc. (Peterborough Distribution), an electricity distribution company located in east central Ontario, from the City of Peterborough for approximately $105 million. The acquisition is conditional upon the satisfaction of customary closing conditions and approval by the OEB and the Competition Bureau. On October 12, 2018, the Company filed an application with the OEB for approval of the acquisition. On November 14, 2018, the Competition Bureau issued no action letter, meaning that transaction can proceed from the Competition Bureau’s position.
5.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

Year ended December 31 (millions of dollars)	2018	2017
Depreciation of property, plant and equipment	654	641
Amortization of intangible assets	71	62
Amortization of regulatory assets	22	24
Depreciation and amortization	747	727
Asset removal costs	90	90
	837	817

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HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

6.    FINANCING CHARGES

Year ended December 31 (millions of dollars)	2018	2017
Interest on long-term debt	447	450
Interest on convertible debentures	62	24
Interest on short-term notes	14	6
Unrealized loss (gain) on foreign exchange contract (Note 17)	(25)	3
Other	21	14
Less: Interest capitalized on construction and development in progress	(53)	(56)
Interest earned on cash and cash equivalents	(7)	(2)
	459	439
7.    INCOME TAXES
As a rate regulated utility company, the Company’s effective tax rate excludes temporary differences that are recoverable in future rates charged to customers. Income tax expense differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Year ended December 31 (millions of dollars)	2018	2017

Income before income taxes	850	793
Income taxes at statutory rate of 26.5% (2017 - 26.5%)	225	210

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(68)	(55)
Overheads capitalized for accounting but deducted for tax purposes	(20)	(17)
Interest capitalized for accounting but deducted for tax purposes	(14)	(15)
Pension contributions in excess of pension expense	(11)	(13)
Environmental expenditures	(6)	(6)
Other	(9)	3
Net temporary differences	(128)	(103)
Net permanent differences	1	4
Write-off of unregulated deferred income tax asset (Notes 12, 32)	885	—
Non-recurring tax recovery relating to deferred tax asset sharing[1] (Notes 12, 32)	(68)	—
Total income taxes	915	111

Effective income tax rate	107.6%	14.0%
1 This represents the reversal of cumulative deferred tax expenses recorded in 2017 and 2018 relating to temporary differences that are now being allocated to ratepayers. For rate-setting purposes, the deferred income tax expenses or recovery relating to temporary differences that will be included in the rate-setting process are recorded as regulatory assets and liabilities on the balance sheet.
The major components of income tax expense are as follows:

Year ended December 31 (millions of dollars)	2018	2017
Current income taxes	25	26
Deferred income taxes	890	85
Total income taxes	915	111

19

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

Deferred Income Tax Assets and Liabilities
Deferred income tax assets and liabilities expected to be included in the rate-setting process are offset by regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates. Deferred income tax assets and liabilities arise from differences between the tax basis and the carrying amounts of the assets and liabilities. At December 31, 2018 and 2017, deferred income tax assets and liabilities consisted of the following:

December 31 (millions of dollars)	2018	2017
Deferred income tax assets
Post-retirement and post-employment benefits expense in excess of cash payments	526	561
Non-capital losses	302	255
Non-depreciable capital property	271	271
Pension obligations	197	354
Investment in subsidiaries	86	84
Tax credit carryforwards	71	49
Environmental expenditures	59	71
Depreciation and amortization in excess of capital cost allowance	20	125
Other	24	23
	1,556	1,793
Less: valuation allowance	(366)	(364)
Total deferred income tax assets	1,190	1,429

Deferred income tax liabilities
Capital cost allowance in excess of depreciation and amortization	9	75
Regulatory amounts that are not recognized for tax purposes	188	411
Goodwill	10	10
Other	23	17
Total deferred income tax liabilities	230	513

Net deferred income tax assets	960	916
The net deferred income tax assets are presented on the Consolidated Balance Sheets as follows:

December 31 (millions of dollars)	2018	2017
Long-term:
Deferred income tax assets	1,018	987
Deferred income tax liabilities	(58)	(71)
Net deferred income tax assets	960	916
The valuation allowance for deferred tax assets as at December 31, 2018 was $366 million (2017 - $364 million). The valuation allowance primarily relates to temporary differences for non-depreciable assets and investments in subsidiaries. As of December 31, 2018 and 2017, the Company had non-capital losses carried forward available to reduce future years’ taxable income, which expire as follows:

Year of expiry (millions of dollars)	2018	2017
2034	2	2
2035	221	222
2036	551	560
2037	172	175
2038	192	—
Total losses	1,138	959
8.    ACCOUNTS RECEIVABLE

December 31 (millions of dollars)	2018	2017
Accounts receivable – billed	292	298
Accounts receivable – unbilled	357	367
Accounts receivable, gross	649	665
Allowance for doubtful accounts	(21)	(29)
Accounts receivable, net	628	636

20

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2018 and 2017:

Year ended December 31 (millions of dollars)	2018	2017
Allowance for doubtful accounts – beginning	(29)	(35)
Write-offs	25	25
Additions to allowance for doubtful accounts	(17)	(19)
Allowance for doubtful accounts – ending	(21)	(29)

9.	OTHER CURRENT ASSETS

December 31 (millions of dollars)	2018	2017
Regulatory assets (Note 12)	42	46
Prepaid expenses and other assets	41	41
Derivative instrument - foreign exchange contract (Note 17)	22	—
Materials and supplies	20	18
	125	105
10.    PROPERTY, PLANT AND EQUIPMENT

December 31, 2018 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	16,559	5,449	766	11,876
Distribution	10,580	3,561	75	7,094
Communication	1,306	922	48	432
Administration and service	1,548	893	58	713
Easements	647	75	—	572
	30,640	10,900	947	20,687

December 31, 2017 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	15,509	5,162	989	11,336
Distribution	10,213	3,513	149	6,849
Communication	1,266	853	31	444
Administration and service	1,561	857	46	750
Easements	638	70	—	568
	29,187	10,455	1,215	19,947
Financing charges capitalized on property, plant and equipment under construction were $51 million in 2018 (2017 - $54 million).
11.    INTANGIBLE ASSETS

December 31, 2018 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	790	440	60	410
Other	5	5	—	—
	795	445	60	410

December 31, 2017 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	698	370	41	369
Other	5	5	—	—
	703	375	41	369
Financing charges capitalized to intangible assets under development were $2 million in 2018 (2017 - $2 million). The estimated annual amortization expense for intangible assets is as follows: 2019 - $67 million; 2020 - $50 million; 2021 - $48 million; 2022 - $46 million; and 2023 - $35 million.

21

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

12.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

December 31 (millions of dollars)	2018	2017
Regulatory assets:
Deferred income tax regulatory asset	908	1,762
Pension benefit regulatory asset	547	981
Environmental	165	196
Foregone revenue deferral	—	23
Stock-based compensation	43	40
Post-retirement and post-employment benefits non-service cost	39	—
Debt premium	22	27
Distribution system code exemption	10	10
B2M LP start-up costs	2	4
Post-retirement and post-employment benefits	—	36
Other	27	16
Total regulatory assets	1,763	3,095
Less: current portion	(42)	(46)
	1,721	3,049

Regulatory liabilities:
Post-retirement and post-employment benefits	130	—
Pension cost differential	55	23
Green Energy expenditure variance	52	60
Retail settlement variance account	39	—
External revenue variance	26	46
2015-2017 rate rider	6	6
Deferred income tax regulatory liability	86	5
Conservation and Demand Management (CDM) deferral variance	—	28
Other	23	17
Total regulatory liabilities	417	185
Less: current portion	(91)	(57)
	326	128
Deferred Income Tax Regulatory Asset and Liability
Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company’s income tax expense would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates. As a result, the 2018 income tax expense would have been lower by approximately $686 million (2017 - higher by $113 million).
On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Original Decision). In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of a portion of Hydro One Networks' transmission deferred income tax regulatory asset. If the OEB were to apply the same calculation for sharing in Hydro One Networks' 2018-2022 distribution rates, it would also result in an additional impairment of a portion of Hydro One Networks' distribution deferred income tax regulatory asset. In October 2017, the Company filed a Motion to Review and Vary (Motion) the Original Decision and filed an appeal with the Divisional Court of Ontario (Appeal). In both cases, the Company's position is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Decision relating to the deferred tax asset to an OEB panel for reconsideration.
Subsequent to year end, on March 7, 2019, the OEB issued its reconsideration decision and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019 the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. As a result of this subsequent event that requires adjustment in the 2018 financial statements, the Company has recognized an impairment

22

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

charge of Hydro One Networks' distribution deferred income tax regulatory asset of $474 million and Hydro One Networks' transmission deferred income tax regulatory asset of $558 million, an increase in deferred income tax regulatory liability of $81 million, and a decrease in the foregone revenue deferral regulatory asset of $68 million. After recognition of the related $314 million deferred tax asset, the Company has recorded an $867 million one-time decrease in net income as a reversal of revenues of $68 million, and charge to deferred tax expense of $799 million. Notwithstanding the recognition of the effects of the decision in the financial statements, the Company is currently considering its options under the Appeal.
Pension Benefit Regulatory Asset
In accordance with OEB rate orders, pension costs are recovered on a cash basis as employer contributions are paid to the pension fund in accordance with the Pension Benefits Act (Ontario). The Company recognizes the net unfunded status of pension obligations on the Consolidated Balance Sheets with an offset to the associated regulatory asset. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, OCI would have been higher by $435 million (2017 - lower by $80 million) and OM&A expenses would have been higher by $1 million (2017 - $1 million).
Environmental
Hydro One records a liability for the estimated future expenditures required to remediate environmental contamination. A regulatory asset is recognized because management considers it to be probable environmental expenditures will be recovered in the future through the rate-setting process. The Company has recorded an equivalent amount as a regulatory asset. In 2018, the environmental regulatory asset decreased by $15 million (2017 - increased by $8 million) to reflect related changes in the Company’s PCB and LAR environmental liabilities. The environmental regulatory asset is amortized to results of operations based on the pattern of actual expenditures incurred and charged to environmental liabilities. The OEB has the discretion to examine and assess the prudency and the timing of recovery of all of Hydro One’s actual environmental expenditures. In the absence of rate-regulated accounting, 2018 OM&A expenses would have been lower by $15 million (2017 - higher by $8 million). In addition, 2018 amortization expense would have been lower by $22 million (2017 - $24 million), and 2018 financing charges would have been higher by $6 million (2017 - $8 million).
Foregone Revenue Deferral
As part of its September 2017 decision on Hydro One Networks’ transmission rate application for 2017 and 2018 rates, the OEB approved the foregone revenue account to record the difference between revenue earned under the rates approved as part of the decision, effective January 1, 2017, and revenue earned under the interim rates until the approved 2017 rates were implemented. The OEB approved a similar account for B2M LP in June 2017 to record the difference between revenue earned under the newly approved rates, effective January 1, 2017, and the revenue recorded under the interim 2017 rates. The balances of these accounts were returned to or recovered from ratepayers, respectively, over a one-year period ending December 31, 2018. As part of its May 2018 decision, the OEB also directed B2M LP to record in this account any revenue collected in 2018 in excess of the final approved 2018 B2M LP revenue requirement.
Stock-based Compensation
The Company recognizes costs associated with share grant plans in a regulatory asset as management considers it probable that share grant plans' costs will be recovered in the future through the rate-setting process. In the absence of rate-regulated accounting, 2018 OM&A expenses would have been higher by $1 million (2017 - $8 million). Share grant costs are transferred to labour costs at the time the share grants vest and are issued, and are recovered in rates in accordance with recovery of said labour costs.
Post-Retirement and Post-Employment Benefits
The Company recognizes the net unfunded status of post-retirement and post-employment obligations on the Consolidated Balance Sheets with an incremental offset to the associated regulatory assets. A regulatory asset is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered in the future through the rate-setting process. The post-retirement and post-employment benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory liability, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2018 OCI would have been higher by $166 million (2017 - $207 million).
Post-Retirement and Post-Employment Benefits - Non-Service Cost
Hydro One applied to the OEB for a regulatory asset to record the components other than service costs relating to its post-retirement and post-employment benefits that would have previously been capitalized to property, plant and equipment and intangible assets prior to adoption of ASU 2017-07. In May 2018, the OEB approved the regulatory asset for Hydro One Networks' Transmission Business. It is expected that the regulatory asset application for Hydro One Networks' Distribution business will be considered as part of Hydro One Networks' application for 2018-2022 distribution rates, OEB approval of which is currently pending. Hydro One has recorded the components other than service costs relating to its post-retirement and post-employment benefits that would have

23

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

been capitalized to property, plant and equipment and intangible assets, in the Post-Retirement and Post-Employment Benefits Non-Service Cost Regulatory Asset.
Debt Premium
The value of debt assumed in the acquisition of HOSSM has been recorded at fair value in accordance with US GAAP - Business Combinations. The OEB allows for recovery of interest at the coupon rate of the Senior Secured Bonds and a regulatory asset has been recorded for the difference between the fair value and face value of this debt. The debt premium is recovered over the remaining term of the debt.
Distribution System Code (DSC) Exemption
In June 2010, Hydro One Networks filed an application with the OEB regarding the OEB’s new cost responsibility rules contained in the OEB’s October 2009 Notice of Amendment to the DSC, with respect to the connection of certain renewable generators that were already connected or that had received a connection impact assessment prior to October 21, 2009. The application sought approval to record and defer the unanticipated costs incurred by Hydro One Networks that resulted from the connection of certain renewable generation facilities. The OEB ruled that identified specific expenditures can be recorded in a deferral account subject to the OEB’s review in subsequent Hydro One Networks distribution applications.  In 2015, the OEB also approved Hydro One’s request to discontinue this deferral account. There were no additions to this regulatory account in 2018 or 2017. The remaining balance in this account at December 31, 2016, including accrued interest, was requested for recovery through the 2018-2022 distribution rate application.
B2M LP Start-up Costs
In December 2015, OEB issued its decision on B2M LP’s application for 2015-2019 and as part of the decision approved the recovery of $8 million of start-up costs relating to B2M LP. The costs are being recovered over a four-year period which began in 2016, in accordance with the OEB decision.
Pension Cost Differential
A pension cost differential account was established for Hydro One Networks’ transmission and distribution businesses to track the difference between the actual pension expenses incurred and estimated pension costs approved by the OEB. In September 2017, the OEB approved the disposition of the transmission business portion of the total pension cost differential account as at December 31, 2015, including accrued interest, which was recovered over a two-year period ended December 31, 2018. The distribution business portion of the balance as at December 31, 2016, including accrued interest, was requested for recovery through the 2018-2022 distribution rate application. In the absence of rate-regulated accounting, 2018 revenue would have been higher by $29 million (2017 - $24 million).
Green Energy Expenditure Variance
In April 2010, the OEB requested the establishment of deferral accounts which capture the difference between the revenue recorded on the basis of Green Energy Plan expenditures incurred and the actual recoveries received.
Retail Settlement Variance Account (RSVA)
Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 of the OEB’s Accounting Procedures Handbook. The balance as at December 31, 2014, including accrued interest, was requested for recovery through the 2018-2022 distribution rate application.
External Revenue Variance
In May 2009, the OEB approved forecasted amounts related to export service revenue, external revenue from secondary land use, and external revenue from station maintenance and engineering and construction work. In November 2012, the OEB again approved forecasted amounts related to these revenue categories and extended the scope to encompass all other external revenues. In September 2017, the OEB approved the disposition of the external revenue variance account as at December 31, 2015, including accrued interest, which was returned to customers over a two-year period ended December 31, 2018. The external revenue variance account balance reflects the excess of actual external revenues compared to the OEB-approved forecasted amounts.
2015-2017 Rate Rider
In March 2015, as part of its decision on Hydro One Networks’ distribution rate application for 2015-2019, the OEB approved the disposition of certain deferral and variance accounts, including RSVAs and accrued interest. The 2015-2017 Rate Rider account included the balances approved for disposition by the OEB and was disposed of in accordance with the OEB decision over a 32-month period ended December 31, 2017. The balance remaining in the account represents an over-collection to be returned to ratepayers in a future rate application and has not been requested in the current distribution rate application.
CDM Deferral Variance Account
As part of Hydro One Networks’ application for 2013 and 2014 transmission rates, Hydro One agreed to establish a new regulatory deferral variance account to track the impact of actual CDM and demand response results on the load forecast compared to the

24

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

estimated load forecast included in the revenue requirement. The balance in the CDM deferral variance account related to the actual 2013 and 2014 CDM and demand response results on load forecasts, which are inputs in the UTR, compared to the amounts included in 2013 and 2014 revenue requirements, respectively. The balance of the account at December 31, 2015, including interest, was approved for disposition in the 2017-2018 transmission rate decision and returned to customers over a 2-year period ended December 31, 2018.
13.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

December 31 (millions of dollars)	2018	2017
Accounts payable	179	177
Accrued liabilities	590	572
Accrued interest	96	99
Regulatory liabilities (Note 12)	91	57
	956	905
14.    OTHER LONG-TERM LIABILITIES

December 31 (millions of dollars)	2018	2017
Post-retirement and post-employment benefit liability (Note 19)	1,417	1,519
Pension benefit liability (Note 19)	547	981
Environmental liabilities (Note 20)	139	168
Long-term accounts payable	12	13
Asset retirement obligations (Note 21)	10	9
Other liabilities	10	17
	2,135	2,707
15.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s Commercial Paper Program which has a maximum authorized amount of $1.5 billion. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.’s committed revolving credit facilities totalling $2.3 billion.
At December 31, 2018, Hydro One’s consolidated committed, unsecured and undrawn credit facilities (Operating Credit Facilities) totalling $2,550 million consisted of the following:

(millions of dollars)	Maturity	Total Amount	Amount Drawn
Hydro One Inc.
Revolving standby credit facility	June 2022	2,300	—
Hydro One
Five-year senior, revolving term credit facility	November 2021	250	—
Total		2,550	—
The Company may use the credit facilities for working capital and general corporate purposes. If used, interest on the credit facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Subsidiary Debt Guarantee
Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. At December 31, 2018, no debt securities have been issued by HOHL.

25

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

Long-Term Debt
The following table presents long-term debt outstanding at December 31, 2018 and 2017:

December 31 (millions of dollars)	2018	2017
2.78% Series 28 notes due 2018	—	750
Floating-rate Series 31 notes due 2019[1]	228	228
1.48% Series 37 notes due 2019[2]	500	500
4.40% Series 20 notes due 2020	300	300
1.62% Series 33 notes due 2020[2]	350	350
1.84% Series 34 notes due 2021	500	500
2.57% Series 39 notes due 2021[2]	300	—
3.20% Series 25 notes due 2022	600	600
2.97% Series 40 notes due 2025	350	—
2.77% Series 35 notes due 2026	500	500
7.35% Debentures due 2030	400	400
6.93% Series 2 notes due 2032	500	500
6.35% Series 4 notes due 2034	385	385
5.36% Series 9 notes due 2036	600	600
4.89% Series 12 notes due 2037	400	400
6.03% Series 17 notes due 2039	300	300
5.49% Series 18 notes due 2040	500	500
4.39% Series 23 notes due 2041	300	300
6.59% Series 5 notes due 2043	315	315
4.59% Series 29 notes due 2043	435	435
4.17% Series 32 notes due 2044	350	350
5.00% Series 11 notes due 2046	325	325
3.91% Series 36 notes due 2046	350	350
3.72% Series 38 notes due 2047	450	450
3.63% Series 41 notes due 2049	750	—
4.00% Series 24 notes due 2051	225	225
3.79% Series 26 notes due 2062	310	310
4.29% Series 30 notes due 2064	50	50
Hydro One Inc. long-term debt (a)	10,573	9,923

6.6% Senior Secured Bonds due 2023 (Principal amount - $107 million)	129	136
4.6% Note Payable due 2023 (Principal amount - $36 million)	39	40
HOSSM long-term debt (b)	168	176

	10,741	10,099

Add: Net unamortized debt premiums	13	14
Add: Unrealized mark-to-market gain[2]	(5)	(9)
Less: Deferred debt issuance costs	(40)	(37)
Total long-term debt	10,709	10,067
1 The interest rates of the floating-rate notes are referenced to the three-month Canadian dollar bankers’ acceptance rate, plus a margin.
2 The unrealized mark-to-market net gain relates to $50 million of the Series 33 notes due 2020, $500 million Series 37 notes due 2019, and $300 million Series 39 notes due 2021. The unrealized mark-to-market net gain is offset by a $5 million (2017 - $9 million) unrealized mark-to-market net loss on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.
(a) Hydro One Inc. long-term debt
At December 31, 2018, long-term debt of $10,573 million (2017 - $9,923 million) was outstanding, the majority of which was issued under Hydro One Inc.’s Medium Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4.0 billion. At December 31, 2018, $2.6 billion remained available for issuance until April 2020.
In 2018, Hydro One Inc. issued long-term debt totalling $1.4 billion (2017 - $nil) and repaid long-term debt of $750 million (2017 - $600 million) under its MTN Program.

26

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

(b) HOSSM long-term debt
At December 31, 2018, long-term debt of $168 million (2017 - $176 million), with a principal amount of $143 million (2017 - $146 million) was issued by HOSSM. In 2018, no long-term debt was issued (2017 - $nil), and $3 million (2017 - $2 million) of long-term debt was repaid.
The total long-term debt is presented on the consolidated balance sheets as follows:

December 31 (millions of dollars)	2018	2017
Current liabilities:
Long-term debt payable within one year	731	752
Long-term liabilities:
Long-term debt	9,978	9,315
Total long-term debt	10,709	10,067
Principal and Interest Payments
Principal repayments, interest payments, and related weighted-average interest rates are summarized by year in the following table:

	Long-term Debt Principal Repayments	Interest Payments	Weighted Average Interest Rate
Years	(millions of dollars)	(millions of dollars)	(%)
2019	731	448	1.9
2020	653	429	2.9
2021	803	411	2.1
2022	603	393	3.2
2023	131	379	6.1
	2,921	2,060	2.6
2024-2028	850	1,806	2.9
2029 and thereafter	6,945	4,315	5.1
	10,716	8,181	4.2
16.    CONVERTIBLE DEBENTURES
As a result of the termination of the Merger agreement (see Note 4 - Business Combinations), on February 8, 2019, Hydro One redeemed the Convertible Debentures and paid the holders of the instalment receipts $513 million ($333 per $1,000 principal amount) plus accrued and unpaid interest of $7 million.
The following table presents the change in convertible debentures during the years ended December 31, 2018 and 2017:

Year ended December 31 (millions of dollars)	2018	2017
Carrying value - beginning	487	—
Receipt of Initial Instalment, net of deferred financing costs	—	486
Amortization of deferred financing costs	2	1
Carrying value - ending	489	487

Face value - ending	513	513
On August 9, 2017, in connection with the Merger (see Note 4 - Business Combinations), the Company completed the sale of $1,540 million aggregate principal amount of 4.00% convertible unsecured subordinated debentures (Convertible Debentures) represented by instalment receipts, which included the exercise in full of the over-allotment option granted to the underwriters to purchase an additional $140 million aggregate principal amount of the Convertible Debentures (Debenture Offering).
The Convertible Debentures were sold on an instalment basis at a price of $1,000 per Convertible Debenture, of which $333 (Initial Instalment) was paid on closing of the Debenture Offering and the remaining $667 (Final Instalment) was payable on a date (Final Instalment Date) to be fixed by the Company following satisfaction of conditions precedent to the closing of the acquisition of Avista Corporation. The gross proceeds received from the Initial Instalment were $513 million. The Company incurred financing costs of $27 million, which were being amortized to financing charges over approximately 10 years, the contractual term of the Convertible Debentures, using the effective interest rate method.
The Convertible Debentures maturity date was September 30, 2027. A coupon rate of 4% was paid on the $1,540 million aggregate principal amount of the Convertible Debentures, and based on the carrying value of the Initial Instalment, this translated into an effective annual yield of 12%. After the Final Instalment Date, the interest rate would be 0%. The interest expense recorded in 2018 was $62 million (2017 - $24 million).

27

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

At the option of the holders and provided that payment of the Final Instalment had been made, each Convertible Debenture would be convertible into common shares of the Company at any time on or after the Final Instalment Date, but prior to the earlier of maturity or redemption by the Company, at a conversion price of $21.40 per common share, being a conversion rate of 46.7290 common shares per $1,000 principal amount of Convertible Debentures.
The conversion feature met the definition of a Beneficial Conversion Feature (BCF), with an intrinsic value of approximately $92 million at the date of issuance. Due to the contingency associated with the debentureholders' ability to exercise the conversion, the BCF has not been recognized, and as a result of the subsequent redemption of the Convertible Debentures on February 8, 2019, there will be no recognition.
17.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.
Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:
Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.
Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.
Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.
Non-Derivative Financial Assets and Liabilities
At December 31, 2018 and 2017, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at December 31, 2018 and 2017 are as follows:

	2018	2018	2017	2017
December 31 (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt measured at fair value:
$50 million of MTN Series 33 notes	49	49	49	49
$500 million MTN Series 37 notes	495	495	492	492
$300 million MTN Series 39 notes	301	301	—	—
Other notes and debentures	9,864	10,820	9,526	11,027
Long-term debt, including current portion	10,709	11,665	10,067	11,568
Fair Value Measurements of Derivative Instruments
At December 31, 2018, Hydro One Inc. had interest-rate swaps with a total notional amount of $850 million (2017 – $550 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One Inc.’s fair value hedge exposure was approximately 8% (2017 – 6%) of its total long-term debt. At December 31, 2018, Hydro One Inc. had the following interest-rate swaps designated as fair value hedges:

•	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt;

•
two $125 million and one $250 million fixed-to-floating interest-rate swap agreements to convert the $500 million MTN Series 37 notes maturing November 18, 2019 into three-month variable rate debt; and

•	a $300 million fixed-to-floating interest-rate swap agreement to convert the $300 million MTN Series 39 notes maturing June 25, 2021 into three-month variable rate debt.
At December 31, 2018 and 2017, the Company had no interest-rate swaps classified as undesignated contracts.

28

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

In October 2017, the Company entered into a deal-contingent foreign exchange forward contract (foreign exchange contract) to convert $1.4 billion Canadian to US dollars at an initial forward rate of 1.27486 Canadian per 1.00 US dollars, and a range up to 1.28735 Canadian per 1.00 US dollars based on the settlement date. The contract was contingent on the Company closing the proposed Merger (see Note 4 - Business Combinations) and was intended to mitigate the foreign currency risk related to the portion of the Merger purchase price financed with the issuance of Convertible Debentures. This contract is an economic hedge and does not qualify for hedge accounting. It has been accounted for as an undesignated contract with changes in fair value being recorded in earnings as they occur. As a result of the termination of the Merger agreement (see Note 4 - Business Combinations), no payment is due or payable by Hydro One on the foreign exchange contract.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at December 31, 2018 and 2017 is as follows:

December 31, 2018 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	483	483	483	—	—
Derivative instrument
Foreign exchange contract	22	22	—	—	22
	505	505	483	—	22

Liabilities:
Short-term notes payable	1,252	1,252	1,252	—	—
Long-term debt, including current portion	10,709	11,665	—	11,665	—
Convertible debentures	489	491	491	—	—
Derivative instruments
Fair value hedges – interest-rate swaps	5	5	—	5	—
	12,455	13,413	1,743	11,670	—

December 31, 2017 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	25	25	25	—	—
	25	25	25	—	—

Liabilities:
Short-term notes payable	926	926	926	—	—
Long-term debt, including current portion	10,067	11,568	—	11,568	—
Convertible debentures	487	574	574	—	—
Derivative instruments
Fair value hedges – interest-rate swaps	9	9	—	9	—
Foreign exchange contract	3	3	—	—	3
	11,492	13,080	1,500	11,577	3

Cash and cash equivalents include cash and short-term investments. The carrying values are representative of fair value because of the short-term nature of these instruments.
The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
The fair value of the convertible debentures is based on their closing price on December 31, 2018, as posted on the Toronto Stock Exchange.
The Company uses derivative instruments as an economic hedge for foreign exchange risk. The value of the foreign exchange contract is derived using valuation models commonly used for derivatives. These valuation models require a variety of inputs, including contractual terms, forward price yield curves, probability of closing the Merger, and the contract settlement date. The Company's valuation models also reflect measurements for credit risk. The fair value of the foreign exchange contract includes significant unobservable inputs, and therefore has been classified accordingly as Level 3. The significant unobservable inputs used in the fair value measurement of the foreign exchange contract relates to the assessment of probability of closing the Merger and the contract settlement date.

29

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

Changes in the Fair Value of Financial Instruments Classified in Level 3
The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2018 and 2017.

Year ended December 31 (millions of dollars)	2018	2017
Fair value of asset (liability) - beginning	(3)	—
Unrealized gain (loss) on foreign exchange contract included in financing charges	25	(3)
Fair value of asset (liability) - ending	22	(3)
There were no transfers between any of the fair value levels during the years ended December 31, 2018 or 2017.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the years ended December 31, 2018 and 2017.
The Company was exposed to foreign exchange fluctuations as a result of entering into a foreign exchange contract. This agreement was intended to mitigate the foreign currency risk related to the portion of the Avista Corporation acquisition purchase price financed with the issuance of Convertible Debentures. As a result of the termination of the Merger agreement (see Note 4 - Business Combinations), no payment is due or receivable by Hydro One on the foreign exchange contract.
For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the years ended December 31, 2018 and 2017 was not material.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At December 31, 2018 and 2017, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At December 31, 2018 and 2017, there was no material accounts receivable balance due from any single customer.
At December 31, 2018, the Company’s provision for bad debts was $21 million (2017 – $29 million). Adjustments and write-offs are determined on the basis of a review of overdue accounts, taking into consideration historical experience. At December 31, 2018, approximately 5% (2017 – 5%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly rated counterparties; limiting total exposure levels with individual counterparties; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At December 31, 2018 and 2017, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At December 31, 2018, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the Commercial Paper Program, Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund normal operating requirements.

30

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

On June 18, 2018, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada to replace the universal base shelf prospectus that expired on April 30, 2018. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $4.0 billion of debt, equity or other securities, or any combination thereof, during the 25-month period ending on July 18, 2020. On November 23, 2018, HOHL, an indirect wholly-owned subsidiary of Hydro One, filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US for the purposes of, but not limited to, funding a portion of the cash purchase price of the Merger. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3.0 billion of debt securities, unconditionally guaranteed by Hydro One, during the 25-month period ending on December 23, 2020. At December 31, 2018, no securities have been issued under the Universal Base Shelf Prospectus or the US Debt Shelf Prospectus.

18.	CAPITAL MANAGEMENT
The Company’s objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing access to capital, the Company targets to maintain strong credit quality. At December 31, 2018 and 2017, the Company’s capital structure was as follows:

December 31 (millions of dollars)	2018	2017
Long-term debt payable within one year	731	752
Short-term notes payable	1,252	926
Less: cash and cash equivalents	(483)	(25)
	1,500	1,653

Long-term debt	9,978	9,315
Convertible debentures	489	487
Preferred shares	418	418
Common shares	5,643	5,631
Retained earnings	3,459	4,090
Total capital	21,487	21,594
Hydro One Inc. and HOSSM have customary covenants typically associated with long-term debt. Long-term debt and credit facility covenants limit permissible debt to 75% of its total capitalization, limit the ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2018, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
19.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
Hydro One has a defined benefit pension plan (Pension Plan), a DC Plan, a supplemental pension plan (Supplemental Plan), and post-retirement and post-employment benefit plans.
DC Plan
Hydro One established a DC Plan effective January 1, 2016. The DC Plan covers eligible management employees hired on or after January 1, 2016, as well as management employees hired before January 1, 2016 who were not eligible or had not irrevocably elected to join the Pension Plan as of September 30, 2015. Members of the DC Plan have an option to contribute 4%, 5% or 6% of their pensionable earnings, with matching contributions by Hydro One up to an annual contribution limit. There is also a Supplemental DC Plan that provides members of the DC Plan with employer contributions beyond the limitations imposed by the Income Tax Act (Canada) in the form of credits to a notional account. Hydro One contributions to the DC Plan for the year ended December 31, 2018 were $1 million (2017 - $1 million).
Pension Plan, Supplemental Plan, and Post-Retirement and Post-Employment Plans
The Pension Plan is a defined benefit contributory plan which covers eligible regular employees of Hydro One and its subsidiaries. The Pension Plan provides benefits based on highest three-year average pensionable earnings. For management employees who commenced employment on or after January 1, 2004, and for the Society of United Professionals (Society)-represented staff hired after November 17, 2005, benefits are based on highest five-year average pensionable earnings. After retirement, pensions are indexed to inflation. Membership in the Pension Plan was closed to management employees who were not eligible or had not irrevocably elected to join the Pension Plan as of September 30, 2015. These employees are eligible to join the DC Plan.
Company and employee contributions to the Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. Annual Pension Plan contributions for 2018 were $75 million (2017 - $87 million). Estimated annual Pension Plan contributions for the years 2019, 2020, 2021, 2022, 2023 and 2024 are approximately $78 million, $77 million, $78 million, $79 million, $81 million and $83 million, respectively. The most recent actuarial valuation was performed effective December 31, 2017, and the next actuarial valuation will be performed no later than

31

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

effective December 31, 2020. Contributions are payable one month in arrears. All of the contributions are expected to be in the form of cash.
The Supplemental Plan provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan beyond the limitations imposed by the Income Tax Act (Canada). The Supplemental Plan obligation is included with other post-retirement and post-employment benefit obligations on the Consolidated Balance Sheets.
Hydro One recognizes the overfunded or underfunded status of the Pension Plan, and post-retirement and post-employment benefit plans (Plans) as an asset or liability on its Consolidated Balance Sheets, with offsetting regulatory assets and liabilities as appropriate. The underfunded benefit obligations for the Plans, in the absence of regulatory accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension, post-retirement and post-employment benefit obligations is generally recognized over the expected average remaining service period of the employees. The measurement date for the Plans is December 31.
The following tables provide the components of the unfunded status of the Company's Plans at December 31, 2018 and 2017:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31 (millions of dollars)	2018	2017	2018	2017
Change in projected benefit obligation
Projected benefit obligation, beginning of year	8,258	7,774	1,565	1,690
Current service cost	176	147	50	49
Employee contributions	52	49	—	—
Interest cost	282	304	54	67
Benefits paid	(362)	(368)	(49)	(44)
Net actuarial loss (gain)	(654)	352	(158)	(197)
Recognition of prior service	—	—	3	—
Projected benefit obligation, end of year	7,752	8,258	1,465	1,565

Change in plan assets
Fair value of plan assets, beginning of year	7,277	6,874	—	—
Actual return on plan assets	190	662	—	—
Benefits paid	(362)	(368)	(49)	(34)
Employer contributions	75	87	49	34
Employee contributions	52	49	—	—
Administrative expenses	(27)	(27)	—	—
Fair value of plan assets, end of year	7,205	7,277	—	—

Unfunded status	547	981	1,465	1,565
Hydro One presents its benefit obligations and plan assets net on its Consolidated Balance Sheets as follows:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
December 31 (millions of dollars)	2018	2017	2018	2017
Other assets[1]	3	1	—	—
Accrued liabilities	—	—	55	53
Pension benefit liability	547	981	—	—
Post-retirement and post-employment benefit liability[2]	—	—	1,417	1,519
Net unfunded status	544	980	1,472	1,572
1 Represents the funded status of HOSSM defined benefit pension plan.
2 Includes $7 million (2017 - $7 million) relating to HOSSM post-employment benefit plans.
The funded or unfunded status of the Plans refers to the difference between the fair value of plan assets and the PBO for the Plans. The funded/unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.
The following table provides the PBO, accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan:

December 31 (millions of dollars)	2018	2017
PBO	7,752	8,258
ABO	7,144	7,614
Fair value of plan assets	7,205	7,277

32

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

On an ABO basis, the Pension Plan was funded at 101% at December 31, 2018 (2017 - 96%). On a PBO basis, the Pension Plan was funded at 93% at December 31, 2018 (2017 - 88%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels.
Components of Net Periodic Benefit Costs
The following table provides the components of the net periodic benefit costs for the years ended December 31, 2018 and 2017 for the Pension Plan:

Year ended December 31 (millions of dollars)	2018	2017
Current service cost	176	147
Interest cost	282	304
Expected return on plan assets, net of expenses	(467)	(442)
Amortization of actuarial losses	84	79
Net periodic benefit costs	75	88

Charged to results of operations[1]	32	39
1 The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2018, pension costs of $75 million (2017 - $87 million) were attributed to labour, of which $32 million (2017 - $39 million) was charged to operations, and $43 million (2017 - $48 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.
The following table provides the components of the net periodic benefit costs for the years ended December 31, 2018 and 2017 for the post-retirement and post-employment benefit plans:

Year ended December 31 (millions of dollars)	2018	2017
Current service cost	50	49
Interest cost	53	67
Amortization of actuarial losses	15	16
Recognition of prior service	3	—
Net periodic benefit costs	121	132

Charged to results of operations	52	59
Assumptions
The measurement of the obligations of the Plans and the costs of providing benefits under the Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One’s expected level of contributions to the Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed-income securities.
The following weighted average assumptions were used to determine the benefit obligations at December 31, 2018 and 2017:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31	2018	2017	2018	2017
Significant assumptions:
Weighted average discount rate	3.90%	3.40%	4.00%	3.40%
Rate of compensation scale escalation (long-term)	2.50%	2.50%	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%	2.00%	2.00%
Rate of increase in health care cost trends[1]	—	—	4.04%	4.04%
1 5.19% per annum in 2019, grading down to 4.04% per annum in and after 2031 (2017 - 5.26% per annum in 2018, grading down to 4.04% per annum in and after 2031).

33

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2018 and 2017. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year’s net periodic benefit costs.

Year ended December 31	2018	2017
Pension Benefits:
Weighted average expected rate of return on plan assets	6.50%	6.50%
Weighted average discount rate	3.40%	3.90%
Rate of compensation scale escalation (long-term)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	15	15

Post-Retirement and Post-Employment Benefits:
Weighted average discount rate	3.40%	3.90%
Rate of compensation scale escalation (long-term)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	15.5	15.2
Rate of increase in health care cost trends[1]	4.04%	4.36%
1 5.26% per annum in 2018, grading down to 4.04% per annum in and after 2031 (2017 - 6.25% per annum in 2017, grading down to 4.36% per annum in and after 2031).
The discount rate used to determine the current year pension obligation and the subsequent year’s net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third-party bond yield curve corresponding to each duration. The yield curve is based on “AA” long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows.
The effect of a 1% change in health care cost trends on the PBO for the post-retirement and post-employment benefits at December 31, 2018 and 2017 is as follows:

December 31 (millions of dollars)	2018	2017
Projected benefit obligation:
Effect of a 1% increase in health care cost trends	230	250
Effect of a 1% decrease in health care cost trends	(175)	(189)
The effect of a 1% change in health care cost trends on the service cost and interest cost for the post-retirement and post-employment benefits for the years ended December 31, 2018 and 2017 is as follows:

Year ended December 31 (millions of dollars)	2018	2017
Service cost and interest cost:
Effect of a 1% increase in health care cost trends	23	29
Effect of a 1% decrease in health care cost trends	(16)	(20)
The following approximate life expectancies were used in the mortality assumptions to determine the PBO for the pension and post-retirement and post-employment plans at December 31, 2018 and 2017:

December 31, 2018				December 31, 2017
Life expectancy at 65 for a member currently at				Life expectancy at 65 for a member currently at
Age 65		Age 45		Age 65		Age 45
Male	Female	Male	Female	Male	Female	Male	Female
22	25	23	25	22	24	23	24
Estimated Future Benefit Payments
At December 31, 2018, estimated future benefit payments to the participants of the Plans were:

(millions of dollars)	Pension Benefits	Post-Retirement and Post-Employment Benefits
2019	335	56
2020	343	58
2021	352	59
2022	360	60
2023	367	61
2024 through to 2028	1,915	326
Total estimated future benefit payments through to 2028	3,672	620

34

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

Components of Regulatory Assets
A portion of actuarial gains and losses and prior service costs is recorded within regulatory assets on Hydro One’s Consolidated Balance Sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. The following table provides the actuarial gains and losses and prior service costs recorded within regulatory assets:

Year ended December 31 (millions of dollars)	2018	2017
Pension Benefits:
Actuarial loss (gain) for the year	(350)	159
Amortization of actuarial losses	(84)	(79)
	(434)	80

Post-Retirement and Post-Employment Benefits:
Actuarial loss (gain) for the year	(158)	(197)
Amortization of actuarial losses	(15)	(16)
Amortization of prior service cost	(3)	—
Amounts not subject to regulatory treatment	10	6
	(166)	(207)
The following table provides the components of regulatory assets that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2018 and 2017:

Year ended December 31 (millions of dollars)	2018	2017
Pension Benefits:
Actuarial loss	547	981

Post-Retirement and Post-Employment Benefits:
Actuarial loss (gain)	(130)	36
The following table provides the components of regulatory assets at December 31 that are expected to be amortized as components of net periodic benefit costs in the following year:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
December 31 (millions of dollars)	2018	2017	2018	2017
Actuarial loss (gain)	55	84	(1)	2
Pension Plan Assets
Investment Strategy
On a regular basis, Hydro One evaluates its investment strategy to ensure that Pension Plan assets will be sufficient to pay Pension Plan benefits when due. As part of this ongoing evaluation, Hydro One may make changes to its targeted asset allocation and investment strategy. The Pension Plan is managed at a net asset level. The main objective of the Pension Plan is to sustain a certain level of net assets in order to meet the pension obligations of the Company. The Pension Plan fulfills its primary objective by adhering to specific investment policies outlined in its Summary of Investment Policies and Procedures (SIPP), which is reviewed and approved by the Human Resource Committee of Hydro One’s Board of Directors. The Company manages net assets by engaging knowledgeable external investment managers who are charged with the responsibility of investing existing funds and new funds (current year’s employee and employer contributions) in accordance with the approved SIPP. The performance of the managers is monitored through a governance structure. Increases in net assets are a direct result of investment income generated by investments held by the Pension Plan and contributions to the Pension Plan by eligible employees and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members.
Pension Plan Asset Mix
At December 31, 2018, the Pension Plan target asset allocations and weighted average asset allocations were as follows:

	Target Allocation (%)	Pension Plan Assets (%)
Equity securities	45	50
Debt securities	35	41
Other[1]	20	9
	100	100
1 Other investments include real estate and infrastructure investments.

35

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

At December 31, 2018, the Pension Plan held $18 million (2017 - $11 million) Hydro One corporate bonds and $546 million (2017 - $415 million) of debt securities of the Province.
Concentrations of Credit Risk
Hydro One evaluated its Pension Plan’s asset portfolio for the existence of significant concentrations of credit risk as at December 31, 2018 and 2017. Concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, concentrations in a type of industry, and concentrations in individual funds. At December 31, 2018 and 2017, there were no significant concentrations (defined as greater than 10% of plan assets) of risk in the Pension Plan’s assets.
The Pension Plan's Statement of Investment Beliefs and Guidelines provides guidelines and restrictions for eligible investments taking into account credit ratings, maximum investment exposure and other controls in order to limit the impact of this risk. The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions, and also by ensuring that exposure is diversified across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation.
Fair Value Measurements
The following tables present the Pension Plan assets and liabilities measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy at December 31, 2018 and 2017:

December 31, 2018 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	—	21	651	672
Cash and cash equivalents	210	—	—	210
Short-term securities	—	78	—	78
Derivative instruments	—	(7)	—	(7)
Corporate shares - Canadian	115	—	—	115
Corporate shares - Foreign	3,222	183	—	3,405
Bonds and debentures - Canadian	—	2,506	—	2,506
Bonds and debentures - Foreign	—	197	—	197
Total fair value of plan assets[1]	3,547	2,978	651	7,176
1 At December 31, 2018, the total fair value of Pension Plan assets and liabilities excludes $35 million of interest and dividends receivable, $10 million of pension administration expenses payable, $6 million of sold investments receivable, and $2 million of purchased investments payable.

December 31, 2017 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	—	16	549	565
Cash and cash equivalents	153	—	—	153
Short-term securities	—	109	—	109
Derivative instruments	—	5	—	5
Corporate shares - Canadian	921	—	—	921
Corporate shares - Foreign	3,307	125	—	3,432
Bonds and debentures - Canadian	—	1,879	—	1,879
Bonds and debentures - Foreign	—	194	—	194
Total fair value of plan assets[1]	4,381	2,328	549	7,258
1 At December 31, 2017, the total fair value of Pension Plan assets and liabilities excludes $28 million of interest and dividends receivable, $10 million of pension administration expenses payable, $1 million of sold investments receivable, and $1 million of purchased investments payable.
See Note 17 - Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy.

36

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

Changes in the Fair Value of Financial Instruments Classified in Level 3
The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2018 and 2017. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below could, therefore, include changes in fair value based on both observable and unobservable inputs. The Level 3 financial instruments are comprised of pooled funds whose valuations are provided by the investment managers. Sensitivity analysis is not provided as the underlying assumptions used by the investment managers are not available.

Year ended December 31 (millions of dollars)	2018	2017
Fair value, beginning of year	549	425
Realized and unrealized gains (losses)	59	(31)
Purchases	90	171
Sales and disbursements	(47)	(16)
Fair value, end of year	651	549
There were no significant transfers between any of the fair value levels during the years ended December 31, 2018 and 2017.
Valuation Techniques Used to Determine Fair Value
Pooled funds mainly consist of private equity, real estate and infrastructure investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Real estate and infrastructure investments represent funds that invest in real assets which are not publicly traded on a stock exchange. Investment strategies in real estate include limited partnerships that seek to generate a total return through income and capital growth by investing primarily in global and Canadian limited partnerships. Investment strategies in infrastructure include limited partnerships in core infrastructure assets focusing on assets that generate stable, long-term cash flows and deliver incremental returns relative to conventional fixed-income investments. Private equity, real estate and infrastructure valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Since these valuation inputs are not highly observable, private equity and infrastructure investments have been categorized as Level 3 within pooled funds.
Cash equivalents consist of demand cash deposits held with banks and cash held by the investment managers. Cash equivalents are categorized as Level 1.
Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities are categorized as Level 2.
Derivative instruments are used to hedge the Pension Plan’s foreign currency exposure back to Canadian dollars. The notional principal amount of contracts outstanding as at December 31, 2018 was $299 million (2017 - $279 million), the most significant currencies being hedged against the Canadian dollar are the United States dollar, Euro, and Japanese Yen. The net realized loss on contracts for the year ended December 31, 2018 was $7 million (2017 - $1 million net realized gain). The terms to maturity of the forward exchange contracts at December 31, 2018 are within three months. The fair value is determined using standard interpolation methodology primarily based on the World Markets exchange rates. Derivative instruments are categorized as Level 2.
Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Corporate shares which are valued based on quoted prices in active markets, but held within a pension investment holding company, are categorized as Level 2. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange.
Bonds and debentures are presented at published closing trade quotations, and are categorized as Level 2.
20.    ENVIRONMENTAL LIABILITIES
The following tables show the movements in environmental liabilities for the years ended December 31, 2018 and 2017:

Year ended December 31, 2018 (millions of dollars)	PCB	LAR	Total
Environmental liabilities - beginning	134	62	196
Interest accretion	5	1	6
Expenditures	(16)	(6)	(22)
Revaluation adjustment	(15)	—	(15)
Environmental liabilities - ending	108	57	165
Less: current portion	(15)	(11)	(26)
	93	46	139

37

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

Year ended December 31, 2017 (millions of dollars)	PCB	LAR	Total
Environmental liabilities - beginning	143	61	204
Interest accretion	6	2	8
Expenditures	(16)	(8)	(24)
Revaluation adjustment	1	7	8
Environmental liabilities - ending	134	62	196
Less: current portion	(20)	(8)	(28)
	114	54	168
The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

December 31, 2018 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	118	58	176
Less: discounting environmental liabilities to present value	(10)	(1)	(11)
Discounted environmental liabilities	108	57	165

December 31, 2017 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	142	64	206
Less: discounting environmental liabilities to present value	(8)	(2)	(10)
Discounted environmental liabilities	134	62	196
At December 31, 2018, the estimated future environmental expenditures were as follows:

(millions of dollars)
2019	26
2020	29
2021	32
2022	31
2023	28
Thereafter	30
176
Hydro One records a liability for the estimated future expenditures for LAR and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated.
There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures.
PCBs
The Environment Canada regulations, enacted under the Canadian Environmental Protection Act, 1999, govern the management, storage and disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under current regulations, Hydro One’s PCBs have to be disposed of by the end of 2025, with the exception of specifically exempted equipment. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm.
The Company’s best estimate of the total estimated future expenditures to comply with current PCB regulations is $118 million (2017 - $142 million). These expenditures are expected to be incurred over the period from 2019 to 2024. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2018 to decrease the PCB environmental liability by $15 million (2017 - increase by $1 million).

38

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

LAR
The Company’s best estimate of the total estimated future expenditures to complete its LAR program is $58 million (2017 - $64 million). These expenditures are expected to be incurred over the period from 2019 to 2044. As a result of its annual review of environmental liabilities, no revaluation adjustment to the LAR environmental liability was recorded in 2018 (2017 - revaluation adjustment was recorded to increase the LAR environmental liability by $7 million).
21.    ASSET RETIREMENT OBLIGATIONS
Hydro One records a liability for the estimated future expenditures for the removal and disposal of asbestos-containing materials installed in some of its facilities. Asset retirement obligations, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate can be made. If the asset remains in service at the recognition date, the present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. If an asset retirement obligation is recorded in respect of an out-of-service asset, the asset retirement cost is charged to results of operations. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the asset retirement obligation, which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired, changes in legislation or regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset.
In determining the amounts to be recorded as asset retirement obligations, the Company estimates the current fair value for completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 4.0%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s asset retirement obligations represent management’s best estimates of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Asset retirement obligations are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively. As a result of its annual review of asset retirement obligations, the Company recorded a revaluation adjustment in 2018 to increase the asset retirement liability by $1 million (2017 - $nil).
At December 31, 2018, Hydro One had recorded asset retirement obligations of $10 million (2017 - $9 million), primarily consisting of the estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities. The amount of interest recorded is nominal.
22.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At December 31, 2018, the Company had 595,938,975 (2017 - 595,386,711) common shares issued and outstanding.
The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.
The following tables present the changes to common shares during the years ended December 31, 2018 and 2017:

	Ownership by
Year ended December 31, 2018 (number of shares)	Public	Province	Total
Common shares – beginning	312,974,063	282,412,648	595,386,711
Common shares issued - share grants[1]	481,460	—	481,460
Common shares issued - LTIP[2]	70,804	—	70,804
Common shares – ending	313,526,327	282,412,648	595,938,975
	52.6%	47.4%	100%
1 In 2018, Hydro One issued from treasury 481,460 common shares in accordance with provisions of the Power Workers’ Union (PWU) and the Society Share Grant Plans.
2 In 2018, Hydro One issued from treasury 70,804 common shares in accordance with provisions of the LTIP.

39

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

	Ownership by
Year ended December 31, 2017 (number of shares)	Public	Province	Total
Common shares – beginning	178,196,340	416,803,660	595,000,000
Secondary offering[1]	120,000,000	(120,000,000)	—
Common shares issued - share grants[2]	371,611	—	371,611
Common shares issued - LTIP[3]	15,100	—	15,100
Sale of common shares[4]	14,391,012	(14,391,012)	—
Common shares – ending	312,974,063	282,412,648	595,386,711
	52.6%	47.4%	100%
1 In May 2017, Hydro One announced the closing of a secondary offering by the Province, on a bought deal basis, of 120 million common shares of Hydro One on the Toronto Stock Exchange. Hydro One did not receive any of the proceeds from the sale of the common shares by the Province.
2 In 2017, Hydro One issued from treasury 371,611 common shares in accordance with provisions of the PWU Share Grant Plan.
3 In 2017, Hydro One issued from treasury 15,100 common shares in accordance with provisions of the LTIP.
4 In December 2017, the Province sold 14,391,012 common shares of Hydro One to OFN Power Holdings LP, a limited partnership wholly-owned by Ontario First Nations Sovereign Wealth LP, which is in turn owned by 129 First Nations in Ontario. Hydro One did not receive any of the proceeds from the sale of the common shares by the Province.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2018 and 2017, two series of preferred shares were authorized for issuance: the Series 1 preferred shares and the Series 2 preferred shares. At December 31, 2018 and 2017, the Company had 16,720,000 Series 1 preferred shares and no Series 2 preferred shares issued and outstanding.
Hydro One may from time to time issue preferred shares in one or more series. Prior to issuing shares in a series, the Hydro One Board of Directors is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of preferred shares. Holders of Hydro One’s preferred shares are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Hydro One except that votes may be granted to a series of preferred shares when dividends have not been paid on any one or more series as determined by the applicable series provisions. Each series of preferred shares ranks on parity with every other series of preferred shares, and are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares, with respect to dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One.
For the period commencing from the date of issue of the Series 1 preferred shares and ending on and including November 19, 2020, the holders of Series 1 preferred shares are entitled to receive fixed cumulative preferential dividends of $1.0625 per share per year, if and when declared by the Board of Directors, payable quarterly. The dividend rate will reset on November 20, 2020 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield and 3.53%. The Series 1 preferred shares will not be redeemable by Hydro One prior to November 20, 2020, but will be redeemable by Hydro One on November 20, 2020 and on November 20 of every fifth year thereafter at a redemption price equal to $25.00 for each Series 1 preferred share redeemed, plus any accrued or unpaid dividends. The holders of Series 1 preferred shares will have the right, at their option, on November 20, 2020 and on November 20 of every fifth year thereafter, to convert all or any of their Series 1 preferred shares into Series 2 preferred shares on a one-for-one basis, subject to certain restrictions on conversion. At December 31, 2018, no preferred share dividends were in arrears.
The holders of Series 2 preferred shares will be entitled to receive quarterly floating rate cumulative dividends, if and when declared by the Board of Directors, at a rate equal to the sum of the then three-month Government of Canada treasury bill rate and 3.53% as reset quarterly. The Series 2 preferred shares will not be redeemable by Hydro One prior to November 20, 2020, but will be redeemable by Hydro One at a redemption price equal to $25.00 for each Series 2 preferred share redeemed, if redeemed on November 20, 2025 or on November 20 of every fifth year thereafter, or $25.50 for each Series 2 preferred share redeemed, if redeemed on any other date after November 20, 2020, in each case plus any accrued or unpaid dividends. The holders of Series 2 preferred shares will have the right, at their option, on November 20, 2025 and on November 20 of every fifth year thereafter, to convert all or any of their Series 2 preferred shares into Series 1 preferred shares on a one-for-one basis, subject to certain restrictions on conversion.
Share Ownership Restrictions
The Electricity Act imposes share ownership restrictions on securities of Hydro One carrying a voting right (Voting Securities). These restrictions provide that no person or company (or combination of persons or companies acting jointly or in concert) may beneficially own or exercise control or direction over more than 10% of any class or series of Voting Securities, including common shares of the Company (Share Ownership Restrictions). The Share Ownership Restrictions do not apply to Voting Securities held by the Province, nor to an underwriter who holds Voting Securities solely for the purpose of distributing those securities to purchasers who comply with the Share Ownership Restrictions.

40

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

23.    DIVIDENDS
In 2018, preferred share dividends in the amount of $18 million (2017 - $18 million) and common share dividends in the amount of $542 million (2017 - $518 million) were declared.
24.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income (loss) attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.
Diluted EPS is calculated by dividing net income (loss) attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the LTIP, which are calculated using the treasury stock method.

Year ended December 31	2018	2017

Net income (loss) attributable to common shareholders (millions of dollars)	(89)	658

Weighted average number of shares
Basic	595,756,470	595,287,586
Effect of dilutive stock-based compensation plans	2,147,473	2,234,665
Diluted	597,903,943	597,522,251

EPS
Basic	($0.15)	$1.11
Diluted	($0.15)	$1.10
The common shares contingently issuable as a result of the Convertible Debentures are not included in diluted EPS as conditions for closing the Merger were not met as at December 31, 2018. As a result of the termination of the Merger agreement (see Note 4 - Business Combinations), the Convertible Debentures were redeemed on February 8, 2019.
25.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the PWU (PWU Share Grant Plan) and one for the benefit of certain members of the Society (formerly the Society of Energy Professionals) (Society Share Grant Plan).
The PWU Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of the PWU annually, commencing on April 1, 2017 and continuing until the earlier of April 1, 2028 or the date an eligible employee no longer meets the eligibility criteria of the PWU Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on April 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. The requisite service period for the PWU Share Grant Plan began on July 3, 2015, which is the date the share grant plan was ratified by the PWU. The number of common shares issued annually to each eligible employee will be equal to 2.7% of such eligible employee’s salary as at April 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its Initial Public Offering (IPO). The aggregate number of common shares issuable under the PWU Share Grant Plan shall not exceed 3,981,763 common shares. In 2015, 3,979,062 common shares were granted under the PWU Share Grant Plan.
The Society Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of The Society annually, commencing on April 1, 2018 and continuing until the earlier of April 1, 2029 or the date an eligible employee no longer meets the eligibility criteria of the Society Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on September 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. Therefore the requisite service period for the Society Share Grant Plan began on September 1, 2015. The number of common shares issued annually to each eligible employee will be equal to 2.0% of such eligible employee’s salary as at September 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its IPO. The aggregate number of common shares issuable under the Society Share Grant Plan shall not exceed 1,434,686 common shares. In 2015, 1,433,292 common shares were granted under the Society Share Grant Plan.
The fair value of the Hydro One 2015 share grants of $111 million was estimated based on the grant date share price of $20.50 and is recognized using the graded-vesting attribution method as the share grant plans have both a performance condition and a service condition. In 2018, 481,460 common shares were issued under the Share Grant Plans (2017 - 371,611). Total share based compensation recognized during 2018 was $12 million (2017 - $17 million) and was recorded as a regulatory asset.

41

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

A summary of share grant activity under the Share Grant Plans during years ended December 31, 2018 and 2017 is presented below:

Year ended December 31, 2018	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding - beginning	4,825,732	$20.50
Vested and issued[1]	(481,460)	—
Forfeited	(110,117)	$20.50
Share grants outstanding - ending	4,234,155	$20.50

[1]	In 2018, Hydro One issued from treasury 481,460 common shares to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.

Year ended December 31, 2017	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding - beginning	5,334,415	$20.50
Vested and issued[1]	(371,611)	—
Forfeited	(137,072)	$20.50
Share grants outstanding - ending	4,825,732	$20.50

[1]	In 2017, Hydro One issued from treasury 371,611 common shares to eligible employees in accordance with provisions of the PWU Share Grant Plan.
Directors' DSU Plan
Under the Directors’ DSU Plan, directors can elect to receive credit for their annual cash retainer in a notional account of DSUs in lieu of cash. Hydro One’s Board of Directors may also determine from time to time that special circumstances exist that would reasonably justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One’s Board of Directors.
A summary of DSU awards activity under the Director' DSU Plan during the years ended December 31, 2018 and 2017 is presented below:

Year ended December 31 (number of DSUs)	2018	2017
DSUs outstanding - beginning	187,090	99,083
Granted	82,375	88,007
Settled	(222,768)	—
DSUs outstanding - ending	46,697	187,090
For the year ended December 31, 2018, an expense of $1 million (2017 - $2 million) was recognized in earnings with respect to the Directors' DSU Plan. At December 31, 2018, a liability of $1 million (2017 - $4 million) related to Directors' DSUs has been recorded at the December 31, 2018 closing price of the Company's common shares of $20.25. This liability is included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.
DSUs related to the Company's former Board of Directors were settled at the June 29, 2018 (last business day in June 2018) closing price of the Company's common shares of $20.04, with an amount of approximately $5 million paid during the fourth quarter of 2018.
Management DSU Plan
Under the Management DSU Plan, eligible executive employees can elect to receive a specified proportion of their annual short-term incentive in a notional account of DSUs in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One’s Board of Directors.
A summary of DSU awards activity under the Management DSU Plan during the years ended December 31, 2018 and 2017 is presented below:

Year ended December 31 (number of DSUs)	2018	2017
DSUs outstanding - beginning	67,829	—
Granted	40,467	68,897
Paid	—	(1,068)
DSUs outstanding - ending	108,296	67,829

42

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

For the year ended December 31, 2018, an expense of $1 million (2017 - $2 million) was recognized in earnings with respect to the Management DSU Plan. At December 31, 2018, a liability of $2 million (2017 - $2 million) consisted of the following:

•
$1 million recorded at the June 29, 2018 (last business day in June 2018) closing price of the Company's common shares of $20.04 (2017 - $22.40) related to previously awarded Management DSUs to the Company's former President and Chief Executive Officer (CEO) included in accounts payable and other current liabilities (2017 - $1 million included in long-term accounts payable and other liabilities; and

•
$1 million recorded at the December 31, 2018 closing price of the Company's common shares of $20.25 (2017 - $22.40) related to other Management DSUs included in long-term accounts payable and other liabilities (2017 - $1 million).

Employee Share Ownership Plan
In 2015, Hydro One established Employee Share Ownership Plans (ESOP) for certain eligible management and non-represented employees (Management ESOP) and for certain eligible Society-represented staff (Society ESOP). Under the Management ESOP, the eligible management and non-represented employees may contribute between 1% and 6% of their base salary towards purchasing common shares of Hydro One. The Company matches 50% of their contributions, up to a maximum Company contribution of $25,000 per calendar year. Under the Society ESOP, the eligible Society-represented staff may contribute between 1% and 4% of their base salary towards purchasing common shares of Hydro One. The Company matches 25% of their contributions, with no maximum Company contribution per calendar year. In 2018, Company contributions made under the ESOP were $2 million (2017 - $2 million).
LTIP
Effective August 31, 2015, the Board of Directors of Hydro One adopted an LTIP. Under the LTIP, long-term incentives are granted to certain executive and management employees of Hydro One and its subsidiaries, and all equity-based awards will be settled in newly issued shares of Hydro One from treasury, consistent with the provisions of the plan which also permit the participants to surrender a portion of their awards to satisfy related withholding taxes requirements. The aggregate number of shares issuable under the LTIP shall not exceed 11,900,000 shares of Hydro One.
The LTIP provides flexibility to award a range of vehicles, including Performance Share Units (PSUs), Restricted Share Units (RSUs), stock options, share appreciation rights, restricted shares, DSUs, and other share-based awards. The mix of vehicles is intended to vary by role to recognize the level of executive accountability for overall business performance.
PSUs and RSUs
A summary of PSU and RSU awards activity under the LTIP during the years ended December 31, 2018 and 2017 is presented below:

	PSUs		RSUs
Year ended December 31 (number of units)	2018	2017	2018	2017
Units outstanding - beginning	429,980	230,600	393,430	254,150
Granted	445,120	303,240	345,790	242,860
Vested and issued	(123)	(609)	(106,591)	(14,079)
Forfeited	(31,767)	(103,251)	(31,849)	(89,501)
Settled	(238,030)	—	(158,310)	—
Units outstanding - ending	605,180	429,980	442,470	393,430
The grant date total fair value of the awards granted in 2018 was $16 million (2017 - $13 million). The compensation expense related to the PSU and RSU awards recognized by the Company during 2018 was $15 million (2017 - $6 million). The expense recognized in 2018 included $5 million related to previously awarded PSUs and RSUs to the Company's former President and CEO for which costs had not previously been recognized. These awards, consisting of 238,030 PSUs and 158,310 RSUs, were settled in 2018 through a one-time cash settlement arrangement.
Stock Options
The Company is authorized to grant stock options under its LTIP to certain eligible employees. During 2018, the Company granted 1,450,880 stock options (2017 - nil). The stock options granted are exercisable for a period not to exceed seven years from the date of grant and vest evenly over a three-year period on each anniversary of the date of grant.
The fair value based method is used to measure compensation expense related to stock options and the expense is recognized over the vesting period on a straight-line basis. The fair value of the stock option awards granted was estimated on the date of grant using a Black-Scholes valuation model.

43

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

Stock options granted and the weighted-average assumptions used in the valuation model for options granted during 2018 are as follows:

Exercise price[1]	$20.70
Grant date fair value per option	$1.66
Valuation assumptions:
Expected dividend yield[2]	3.78%
Expected volatility[3]	15.01%
Risk-free interest rate[4]	2.00%
Expected option term[5]	4.5 years

[1]	Hydro One common share price on the date of the grant.

[2]	Based on dividend and Hydro One common share price on the date of the grant.

[3]	Based on average daily volatility of peer entities for a 4.5-year term.

[4]	Based on bond yield for an equivalent Canadian government bond.

[5]	Determined using the option term and the vesting period.
A summary of stock options activity during 2018 and 2017 is presented below:

Year ended December 31 (number of stock options)	2018	2017
Stock options outstanding - beginning	—	—
Granted[1]	1,450,880	—
Cancelled[2]	(500,970)	—
Stock options outstanding - ending[1]	949,910	—
1 All stock options granted and outstanding at December 31, 2018 are non-vested.
2 During 2018, 500,970 stock options previously awarded to the Company's former President and CEO were cancelled. The unrecognized compensation expense related to the cancelled stock options was $1 million.
The compensation expense related to stock options recognized by the Company during 2018 was $1 million. At December 31, 2018, there was $1 million of unrecognized compensation expense related to stock options not yet vested, which is expected to be recognized over a weighted-average period of approximately three years.
26.    NONCONTROLLING INTEREST
On December 16, 2014, transmission assets totalling $526 million were transferred from Hydro One Networks to B2M LP. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the SON acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired. The SON’s initial investment in B2M LP consists of $50 million of Class A units and $22 million of Class B units.
The Class B units have a mandatory put option which requires that upon the occurrence of an enforcement event (i.e. an event of default such as a debt default by the SON or insolvency event), Hydro One purchase the Class B units of B2M LP for net book value on the redemption date. The noncontrolling interest relating to the Class B units is classified on the Consolidated Balance Sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity.
The following tables show the movements in noncontrolling interest during the years ended December 31, 2018 and 2017:

Year ended December 31, 2018 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	22	50	72
Distributions to noncontrolling interest	(3)	(5)	(8)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest - ending	21	49	70

Year ended December 31, 2017 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	22	50	72
Distributions to noncontrolling interest	(2)	(4)	(6)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest - ending	22	50	72

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HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

27.    RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.4% ownership at December 31, 2018. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB, are related parties to Hydro One because they are controlled or significantly influenced by the Province.

Year ended December 31 (millions of dollars)
Related Party	Transaction	2018	2017
Province	Dividends paid	275	301
IESO	Power purchased	1,636	1,583
	Revenues for transmission services	1,615	1,521
	Amounts related to electricity rebates	477	357
	Distribution revenues related to rural rate protection	239	247
	Distribution revenues related to the supply of electricity to remote northern communities	35	32
	Funding received related to CDM programs	62	59
OPG	Power purchased	10	9
	Revenues related to provision of services and supply of electricity	9	8
	Costs related to the purchase of services	—	1
OEFC	Power purchased from power contracts administered by the OEFC	2	2
OEB	OEB fees	8	8
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash.
28.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (millions of dollars)	2018	2017
Accounts receivable	11	195
Due from related parties	(2)	(95)
Other assets	2	8
Accounts payable	2	7
Accrued liabilities	17	(89)
Due to related parties	(68)	10
Accrued interest	(3)	(6)
Long-term accounts payable and other liabilities	(7)	(2)
Post-retirement and post-employment benefit liability	25	85
	(23)	113
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2017. The reconciling items include net change in accruals and capitalized depreciation.

Year ended December 31, 2018 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(1,454)	(121)	(1,575)
Reconciling items	36	1	37
Cash outflow for capital expenditures	(1,418)	(120)	(1,538)

Year ended December 31, 2017 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(1,493)	(74)	(1,567)
Reconciling items	26	(6)	20
Cash outflow for capital expenditures	(1,467)	(80)	(1,547)
Capital Contributions
Hydro One enters into contracts governed by the OEB Transmission System Code when a transmission customer requests a new or upgraded transmission connection. The customer is required to make a capital contribution to Hydro One based on the shortfall between the present value of the costs of the connection facility and the present value of revenues. The present value of revenues

45

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

is based on an estimate of load forecast for the period of the contract with Hydro One. Once the connection facility is commissioned, in accordance with the OEB Transmission System Code, Hydro One will periodically reassess the estimated of load forecast which will lead to a decrease, or an increase in the capital contributions from the customer. The increase or decrease in capital contributions is recorded directly to fixed assets in service. In 2018, capital contributions from these reassessments totalled $7 million (2017 - $9 million), which represents the difference between the revised load forecast of electricity transmitted compared to the load forecast in the original contract, subject to certain adjustments.
Supplementary Information

Year ended December 31 (millions of dollars)	2018	2017
Net interest paid	519	475
Income taxes paid	17	12
29.    CONTINGENCIES
Legal Proceedings
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Hydro One Inc., Hydro One Networks, Hydro One Remote Communities, and Norfolk Power Distribution Inc. are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. The action was commenced in the Superior Court of Ontario on September 9, 2015. The plaintiff’s motion for certification was dismissed by the court in November 2017. The plaintiff appealed the court’s decision to the Divisional Court. The appeal was heard in October 2018; the Divisional Court dismissed the appeal in December 2018; and in January 2019, the plaintiff applied for leave to appeal to the Ontario Court of Appeal.
To date, four putative class action lawsuits were filed by purported Avista Corporation shareholders in relation to the Merger. First, Fink v. Morris, et al., was filed in Washington state court and the amended complaint names as defendants Avista Corporation’s directors, Hydro One, Olympus Holding Corp., Olympus Corp., and Bank of America Merrill Lynch. The suit alleges that Avista Corporation’s directors breached their fiduciary duties in relation to the Merger, aided and abetted by Hydro One, Olympus Holding Corp., Olympus Corp. and Bank of America Merrill Lynch. The Washington state court issued an order staying the litigation until after the Merger has closed. Counsel for the plaintiffs in Fink has informally indicated that, in light of the termination of the Merger, the lawsuit will be dismissed, but no formal dismissal papers have been filed with the court at this time. Second, Jenß v. Avista Corp., et al., Samuel v. Avista Corp., et al., and Sharpenter v. Avista Corp., et al., were each filed in the US District Court for the Eastern District of Washington and named as defendants Avista Corporation and its directors; Sharpenter also named Hydro One, Olympus Holding Corp., and Olympus Corp. The lawsuits alleged that the preliminary proxy statement omitted material facts necessary to make the statements therein not false or misleading. Jenß, Samuel, and Sharpenter were all voluntarily dismissed by the respective plaintiffs with no consideration paid by any of the defendants.
Transfer of Assets
The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2018, the Company paid approximately $2 million (2017 - $2 million) in respect of consents obtained. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.
30.    COMMITMENTS
The following table presents a summary of Hydro One’s commitments under leases, outsourcing and other agreements due in the next 5 years and thereafter:

December 31, 2018 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	161	104	29	2	3	11
Long-term software/meter agreement	17	16	2	1	2	1
Operating lease commitments	7	11	4	1	1	4

46

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

Outsourcing Agreements
Hydro One has agreements with Inergi LP (Inergi) for the provision of back office and IT outsourcing services, including settlements, source to pay services, pay operations services, information technology and finance and accounting services. The agreement expires on February 28, 2021 for information technology services, on October 31, 2021 for supply chain services, and on December 31, 2019 for the remaining back-office services.
On March 1, 2018, Hydro One insourced its customer service operations, which had been previously outsourced to Inergi and Vertex Customer Management (Canada) Limited since 2002.
Brookfield Global Integrated Solutions (formerly Brookfield Johnson Controls Canada LP) (Brookfield) provides services to Hydro One, including facilities management and execution of certain capital projects as deemed required by the Company. The agreement with Brookfield for these services expires in December 2024, with an option for the Company to renew the agreement for an additional term of three years.
Long-term Software/Meter Agreement
Trilliant Holdings Inc. and Trilliant Networks (Canada) Inc. (collectively Trilliant) provide services to Hydro One for the supply, maintenance and support services for smart meters and related hardware and software, including additional software licences, as well as certain professional services. The agreement with Trilliant for these services expires in December 2025, but Hydro One has the option to renew for an additional term of five years at its sole discretion.
Operating Leases
Hydro One is committed as lessee to irrevocable operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have typical terms of between three and five years, but several leases have lesser or greater terms to address special circumstances and/or opportunities. Renewal options, which are generally prevalent in most leases, have similar terms of three to five years. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. During the year ended December 31, 2018, the Company made lease payments totalling $12 million (2017 - $12 million).
Other Commitments
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next 5 years and thereafter:

December 31, 2018 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	250	2,300	—	—
Letters of credit[1]	182	—	—	—	—	—
Guarantees[2]	325	—	—	—	—	—
1 Letters of credit consist of letters of credit totalling $163 million related to retirement compensation arrangements, a $13 million letter of credit provided to the IESO for prudential support, $5 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.
2 Guarantees consist of prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries.
Prudential Support
Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. The IESO could draw on these guarantees and/or letters of credit if these purchasers fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.
Retirement Compensation Arrangements
Bank letters of credit have been issued to provide security for Hydro One Inc.’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One Inc. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One Inc. is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure Hydro One Inc.’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. A bank letter of credit has also been issued to provide security for Hydro One's retirement compensation arrangement trust agreement.

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HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

31.    SEGMENTED REPORTING
Hydro One has three reportable segments:

•
The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and

•	Other Segment, which includes certain corporate activities and the operations of the Company’s telecommunications business.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

Year ended December 31, 2018 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,686	4,422	42	6,150
Purchased power	—	2,899	—	2,899
Operation, maintenance and administration	409	602	94	1,105
Depreciation and amortization	435	395	7	837
Income (loss) before financing charges and income taxes	842	526	(59)	1,309

Capital investments	985	577	13	1,575

Year ended December 31, 2017 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,578	4,366	46	5,990
Purchased power	—	2,875	—	2,875
Operation, maintenance and administration	375	593	98	1,066
Depreciation and amortization	420	390	7	817
Income (loss) before financing charges and income taxes	783	508	(59)	1,232

Capital investments	968	588	11	1,567
Total Assets by Segment:

December 31 (millions of dollars)	2018	2017
Transmission	13,973	13,608
Distribution	9,325	9,259
Other	2,359	2,834
Total assets	25,657	25,701
Total Goodwill by Segment:

December 31 (millions of dollars)	2018	2017
Transmission	157	157
Distribution	168	168
Total goodwill	325	325
All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.
32.    SUBSEQUENT EVENTS
(A) Dividends
On February 20, 2019, preferred share dividends of $5 million and common share dividends of $137 million ($0.23 per common share) were declared.
(B) LTIP
On January 29, 2019, Hydro One issued from treasury 1,905 common shares in accordance with provisions of the LTIP.

48

HYDRO ONE LIMITED
NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2018 and 2017

(C) Lake Superior Link Project
On February 15, 2018, Hydro One filed an application with the OEB to construct a transmission line (East-West Tie Line) in northwestern Ontario (Lake Superior Link Project). During 2018, the Company capitalized costs totaling approximately $11 million associated with this project. On February 11, 2019, the OEB awarded the project to a competitor, as directed by the Province on January 30, 2019. As a result, in the first quarter of 2019, Hydro One recognized an impairment loss of approximately $11 million associated with previously capitalized costs related to this project.
(D) OEB Regulatory Decisions
Deferred Income Tax Regulatory Asset
Subsequent to year end, on March 7, 2019, the OEB issued a decision on its reconsideration of its Original Decision with respect to the rate-setting treatment of the benefits of the deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act (Ontario) to tax payments under the federal and provincial tax regime. The OEB’s Original Decision concluded that these benefits should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. The OEB has concluded that the Original Decision was reasonable and should be upheld. The March 7, 2019 OEB decision has been determined to be a Type I subsequent event under US GAAP and as such the Company is required to update the consolidated financial statements to reflect the subsequent event in connection with filing its annual report on Form 40-F with the US Securities and Exchange Commission, so that they reflect events to the date of approval of the Form 40-F. As a result, the financial impact of this OEB decision has been reflected in these amended consolidated financial statements, as more fully discussed in Note 12 - Regulatory Assets and Liabilities.
Hydro One Networks’ 2018-2022 Distribution Rates
Also, on March 7, 2019, the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. This aspect of the decision has been reflected in the adjustments discussed in Note 12 - Regulatory Assets and Liabilities. The other impacts from the OEB decision for Hydro One Networks’ 2018-2022 distribution rates will be reflected prospectively in 2019.

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